                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration No. 333-30344
                                                                    333-30344-01
PROSPECTUS

                   1,725,000 Convertible Preferred Securities

                        Hanover Compressor Capital Trust

                    7 1/4% Convertible Preferred Securities
          (liquidation amount $50 per Convertible Preferred Security)
              guaranteed by, and convertible into Common Stock of,

               [LOGO OF HANOVER COMPRESSOR COMPANY APPEARS HERE]

                           Hanover Compressor Company

                               ----------------

   The Selling Holders may offer, from time to time:

  . 7 1/4% Convertible Preferred Securities of Hanover Compressor Capital
    Trust

  . Convertible Junior Subordinated Debentures due 2029 of Hanover
    Compressor Company

  . shares of common stock of Hanover Compressor Company

   Hanover Compressor Capital Trust is a Delaware business trust. The 7 1/4% convertible preferred securities represent undivided beneficial ownership interests in the assets of Hanover Compressor Capital Trust.

   The Selling Holders may sell these securities from time to time directly to purchasers or through agents, underwriters or dealers. If required, the names of any other Selling Holders, agents or underwriters involved in the sale of these securities and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in a supplement to this prospectus. We will not receive any proceeds from the sale of these securities.

   In addition, this prospectus relates to the offering by one of our stockholders of up to 173,268 shares of our common stock acquired in private placement transactions. As part of these transactions, we granted this stockholder the right to include resales of his shares in this prospectus. We will not receive any proceeds from the sale of the common stock by this stockholder.

   YOU SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   The date of this Prospectus is May 5, 2000

                               TABLE OF CONTENTS

                                         Page
                                         ----
About This Prospectus..................    i
Where You Can Find More Information....   ii
Cautionary Statement About Forward-
 Looking Statements....................   ii
The Company............................    1
Risk Factors...........................    3
Use of Proceeds........................    9
Accounting Treatment...................    9
Ratio of Earnings to Fixed Charges and
 Earnings to Combined Fixed Charges and
 Preferred Dividends...................    9
Hanover Compressor Capital Trust.......   10
Description of Preferred Securities....   11
Description of Debentures..............   28

                                                                                 Page
                                                                                 ----
Description of Guarantee.......................................................   37
Relationship Among the Preferred Securities, the Debentures and the Guarantee..   40
Description of Hanover Capital Stock...........................................   42
Federal Income Tax Consequences................................................   44
Certain Erisa Considerations...................................................   49
Registration Rights............................................................   51
Selling Holders................................................................   52
Plan of Distribution...........................................................   54
Legal Matters..................................................................   55
Experts........................................................................   55

                               ----------------

   As used in this prospectus, (a) the "indenture" means the Indenture between Hanover Compressor Company and Wilmington Trust Company, as trustee (the "debenture trustee") relating to the debentures, (b) the "declaration" means the Amended and Restated Declaration of Trust relating to the trust among Hanover Compressor Company, as depositor (the "depositor"), Wilmington Trust Company, as property trustee (the "property trustee"), Wilmington Trust Company, as Delaware trustee (the "Delaware trustee"), the individuals named as administrative trustees therein (the "administrative trustees" and collectively with the property trustee and the Delaware trustee, the "trustees") and the holders from time to time of undivided beneficial interests in the assets of the trust, (c) the "guarantee" means the Preferred Securities Guarantee Agreement between Hanover Compressor Company and Wilmington Trust Company, as guarantee trustee (the "guarantee trustee"), (d) the "preferred securities" means the 7 1/4% Convertible Preferred Securities issued by Hanover Compressor Capital Trust, (e) the "common securities" means the common securities issued by the trust, (f) the "trust securities" means the Preferred Securities and the common securities, (g) the "common stock" means the common stock of Hanover Compressor Company, par value $.001 per share, and (h) the "debentures" means the Convertible Junior Subordinated Debentures due 2029 issued by Hanover Compressor Company.

                             ABOUT THIS PROSPECTUS

   This prospectus contains summaries, believed to be accurate in all material respects, of terms of certain agreements. These summaries are qualified in their entirety by reference to the actual agreements, copies of which will be made available to you upon request to us. While any preferred securities, debentures or common stock issued upon conversion of such securities remain outstanding, we will make available, upon request, to any holder and any prospective purchaser of such securities the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act.

   No separate financial statements of the trust have been included herein. We do not consider such financial statements material to the holders of preferred securities because:

  . we own, directly or indirectly, all of the voting securities of the trust, and we are subject to the reporting requirements under the Exchange Act;

  . the trust has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of the trust and investing the proceeds thereof in debentures issued by us; and

  . the obligations of the trust under the trust securities are fully and unconditionally guaranteed by us to the extent that the trust has funds available to meet such obligations.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. These filings include previous filings made by our predecessor, which was also called "Hanover Compressor Company." You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file information with The New York Stock Exchange. These reports, proxy statements and other information may be read and copied at 20 Broad Street, New York, New York 10005.

   In this prospectus we have incorporated by reference certain reports and other information we and our predecessor have filed, or will file, with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until all of the securities are sold or this offering is terminated:

  . our Annual Report on Form 10-K for the year ended December 31, 1999; and

  . our Current Reports on Form 8-K dated May 5, 2000.

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

     Hanover Compressor Company
     12001 North Houston Rosslyn
     Houston, Texas 77086
     Attention: Corporate Secretary
     (281) 447-8787

   You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

   Certain matters discussed in this prospectus are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "believes", "anticipates", "expects", "estimates" or words of similar import. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those anticipated as of the date of this prospectus. The risks and uncertainties include:

  . the loss of market share through competition;

  . the introduction of competing technologies by other companies;

  . a prolonged substantial reduction in oil and gas prices which would cause a decline in the demand for our compression and oil and gas production equipment;

  . new governmental safety, health and environmental regulations which could require us to make significant capital expenditures; and

  . changes in economic or political conditions in the countries in which we operate.

   The forward-looking statements included herein are only made as of the date of this prospectus and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

                                  THE COMPANY

   The information provided in this prospectus gives effect to a restructuring of Hanover Compressor Company that was effected on December 9, 1999 (the "Restructuring"). The sole purpose of the Restructuring was to create a holding company, and the Restructuring will have no effect on our business. As a result of the Restructuring, "old" Hanover Compressor Company was renamed Hanover Compression Inc. ("HCI") and became a wholly-owned subsidiary of a newly created holding company called Hanover Compressor Company. Each share of HCI was exchanged for one share of "new" Hanover Compressor Company, which replaced "old" Hanover Compressor Company as the publicly held company whose stock is traded on the New York Stock Exchange. Financial and other information discussed in this prospectus for periods prior to the Restructuring relates to HCI and its subsidiaries. Except as described in the previous sentence and unless the context requires otherwise, "Hanover," "we," "us," "our" or similar terms in this prospectus refer to "new" Hanover Compressor Company and its subsidiaries and not the trust.

   We are a leading provider of a broad array of natural gas compression services in the United States and select international markets. We operate the largest compressor rental fleet, in terms of horsepower, in the gas compression industry and provide our services on a rental, contract compression, maintenance and acquisition leaseback basis. Our customers include independent and major producers and distributors of natural gas throughout the Western Hemisphere. Our products and services are essential to the production, transportation, processing and storage of natural gas. Founded in 1990 and publicly held since 1997, we are the largest public company whose primary focus is in the natural gas compression business. Our compression services are complemented by our compressor and oil and gas production equipment fabrication operations, which broaden our customer relationships both domestically and internationally.

   Through internal growth and a series of strategic acquisitions, we have become the largest operator of rental compression horsepower capacity in the United States, serving an estimated 28% of the domestic rental market. We began international operations in 1995 and have become one of the largest providers of compression services in the rapidly growing Latin American and Canadian markets. As of December 31, 1999, our compression rental fleet included the following:

                                                                Units Horsepower
                                                                ----- ----------
      U.S. .................................................... 3,608 1,181,000
      International............................................   290   277,000
                                                                ----- ---------
        Total Fleet............................................ 3,898 1,458,000
                                                                ===== =========

   In addition to our business of providing natural gas compression services, we also fabricate gas compressors for sale to third parties and for inclusion in our rental fleet. We were the second largest fabricator of natural gas compressors (by horsepower) in North America in 1999.

   Complementing our gas compression businesses is our oil and gas production equipment fabrication business. Oil and gas production equipment is typically installed at the wellhead immediately before beginning large-scale production and remains at the site for the life of the well. We fabricate equipment used by oil and gas producers to separate and treat oil and gas immediately after it is produced in order to facilitate further processing, transportation and sale.

Industry Overview

   We compete primarily in the transportable natural gas compression market for units of up to 4,400 horsepower. We believe that aggregate domestic natural gas compression horsepower grew from approximately 8.8 million horsepower at the end of 1992 to approximately 14.9 million horsepower at the end of 1999, reflecting a compound annual growth rate of 8%. We believe that the domestic gas compression market will continue to grow due to increasing consumption of natural gas, continued aging of the natural gas reserve base and the attendant decline of wellhead pressures and the discovery of new reserves.

   We believe that the rental portion of the domestic gas compression market grew from approximately 1.8 million horsepower at the end of 1992 to approximately 4.7 million horsepower at the end of 1998, reflecting a compound annual growth rate of 15%. We believe that the growth in rental compression capacity in the U.S. has been driven primarily by an increasing trend toward outsourcing by energy producers and processors. Internationally, we believe that similar growth opportunities for compressor rental and sales exist due to anticipated increases in energy consumption worldwide, new international environmental and conservation laws and increased outsourcing by energy producers and processors. As worldwide gas consumption continues to grow, we believe that there will also be a continued demand for the purchase and sale of gas compression units.

   The oil and gas production equipment industry is more sensitive than the gas compression industry to the volatility of oil and natural gas prices, indicating that the growth of this industry will more closely track the growth of oil and gas production.

Growth Strategy

   Our business strategy is to continue building on our reputation as the premier operating company in natural gas compression and to grow the rental fleet in accordance with a proven growth strategy. Our aggressive growth strategy has generated the following results:

  . aggregate horsepower capacity of our compressor rental fleet grew from 117,000 horsepower in 1992 to 1,458,000 horsepower in 1999;

  . we maintained average horsepower utilization of approximately 93% from 1994 to 1999, compared to the average industry utilization which we estimate to be approximately 83%;

  . revenues increased from $33.1 million in 1992 to $317.0 million in 1999;

  . earnings before interest, leasing expense, taxes, and depreciation and amortization ("EBITDA") increased from $7.3 million in 1992 to $132.0 million in 1999; and

  . net income grew from $1.0 million in 1992 to $40.4 million in 1999.

   We intend to build on our results to date by continuing to pursue our growth strategy, which includes the following key elements:

  . delivering a comprehensive range of compression products and services;

  . focusing on higher horsepower compression units;

  . expanding our international operations;

  . broadening our customer base by acquiring compressors from, and leasing them back to, our customers;

  . participating in the consolidation of the compression industry;

  . acquiring other companies having assets or businesses which complement ours;

  . capitalizing on our decentralized management and operating structure to provide superior customer service; and

  . using equity incentives to attract and retain an experienced, entrepreneurial, highly motivated management team.

   We believe the successful execution of our growth strategy, combined with our focus on and leadership position in the compression industry, will enable us to continue to generate and realize significant growth opportunities.

   Our principal executive office is located at 12001 North Houston Rosslyn, Houston, Texas 77086, telephone (281) 447-8787.

                                  RISK FACTORS

   An investment in the preferred securities involves risks. You should carefully consider and evaluate all of the information in this prospectus, including the following risk factors, before investing.

Risks Relating to Hanover

 Industry Conditions--A prolonged, substantial reduction in oil or gas prices could adversely affect our business.

   Our operations depend upon the levels of activity in natural gas development, production, processing and transportation. In recent years, oil and gas prices and the level of drilling and exploration activity have been extremely volatile. For example, from mid-1998 to mid-1999, oil and gas exploration and development activity and the number of well completions declined due to a significant reduction in oil and gas prices. As a result, the demand for our gas compression and oil and gas production equipment was adversely affected. Any future significant, prolonged decline in oil and gas prices could have a material adverse effect on our business, results of operations and financial condition.

 Short Lease Terms--Our compressor leases have short initial terms, and we cannot be sure that the compressors will stay out on location after the end of the initial lease term.

   The length of our leases varies based on operating conditions and customer needs. In most cases, under currently prevailing lease rates, the initial lease terms are not long enough to enable us to fully recoup the average cost of acquiring or manufacturing the compressors. We cannot assure you that a substantial number of our lessees will continue to renew their leases or that we will be able to re-lease the compressors to new customers or that any renewals or re-leases will be at comparable lease rates. An inability to renew or re-lease a substantial portion of our compressor rental fleet would have a material adverse effect upon our business, results of operations and financial condition.

 Substantial Capital Requirements--We require a substantial amount of capital to expand our compressor rental fleet and our complementary businesses.

   We will continue to make substantial capital investments to expand our compressor rental fleet and our complementary businesses. We invested approximately $318 million in capital expenditures in 1999, and we expect to invest approximately $250 million in capital expenditures in 2000. The amount of these expenditures may vary depending on the rate of return we expect to earn from these investments, conditions in the natural gas industry and whether we make any significant acquisitions. Historically, we have funded these investments through internally generated funds, debt and sale and leaseback transactions and equity financing. While we believe that cash flow from our operations and borrowings under HCI's existing $200 million bank credit facility will provide us with sufficient cash to fund these investments, we cannot assure you that these sources will be sufficient. HCI would need the consent of the lenders under its bank credit facility and the lessors under its sale and leaseback transactions to complete any new financing. Failure to generate sufficient cash flow, together with the absence of alternative sources of capital, could have a material adverse effect on our growth, results of operations and financial condition.

 International Operations--There are many risks associated with conducting operations in international markets.

   We operate in many different geographic markets, some of which are outside the United States. Changes in local economic or political conditions, particularly in Latin America or Canada, could have a material adverse effect on our business, financial condition and results of operations. Additional risks inherent in our international business activities include the following:

  . difficulties in managing international operations;

  . unexpected changes in regulatory requirements;

  . tariffs and other trade barriers which may restrict our ability to enter into new markets;

  . potentially adverse tax consequences;

  . restrictions on repatriation of earnings;

  . the burden of complying with foreign laws; and

  . fluctuations in currency exchange rates and the value of the U.S. dollar.

 Acquisition Strategy--We may not be able to find suitable acquisition candidates or successfully integrate acquired companies into our business.

   As part of our business strategy, we will continue to pursue the acquisition of other companies, assets and product lines that either complement or expand our business. Each acquisition involves potential risks, such as the diversion of management's attention away from current operations, problems in integrating acquired businesses and possible short-term adverse effects on our operations as a result of that process. We routinely conduct preliminary discussions with other companies, which have operations or assets that may be suitable for us to acquire. Given our selective approach to acquisitions, we are unable to predict whether or when we will find suitable acquisition candidates or whether we will be able to complete a material acquisition. We may seek to finance acquisitions with cash or through the issuance of new debt and/or equity securities. A relatively large acquisition in which cash is the primary form of consideration would utilize a substantial portion of our existing financial resources. As the compression industry continues to consolidate, the size of the companies we may consider acquiring may become larger and, as a result, the general risks inherent in acquisitions described above may become more significant.

 Competition--We operate in a highly competitive industry and compete against many larger companies with greater financial resources.

   We compete with several large national and multinational companies which provide compression services to third parties, many of which have greater financial and other resources than we do. If our competitors were to substantially increase the resources they devote to the development and marketing of competitive products and services, we cannot assure you that we will have sufficient resources to respond accordingly.

 Concentrated Ownership--A significant amount of our stock is owned by one stockholder.

   Our largest stockholder, GKH Partners, L.P. ("GKH"), controlled approximately 40% of our voting power as of December 31, 1999. GKH is in a position to exert substantial influence over the outcome of most corporate actions requiring stockholder approval, including the election of directors, the future issuance by Hanover of common stock or other securities, and the approval of transactions involving a change of control. The interests of GKH could conflict with the interests of our other stockholders.

 Anti-Takeover Provisions--Our certificate of incorporation and by-laws contain certain provisions that could make a takeover more difficult.

   Certain provisions of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of Hanover, even if such a change in control would benefit our stockholders. Our certificate of incorporation allows us to issue preferred stock without stockholder approval and our by-laws limit who may call special stockholder meetings. These provisions could make it more difficult for a third party to acquire us and may discourage acquisition bids or limit the price that investors might be willing to pay in the future for shares of our common stock. The ownership of a substantial number of our shares of common stock by GKH and our officers, directors, employees and their affiliates also could discourage acquisition bids. There are also provisions of Delaware law that could delay or make difficult a merger, tender offer or proxy contest. Please read the "Description of Hanover Capital Stock" section of this prospectus.

 Potential Liability and Insurance--Natural gas operations entail inherent risks that may result in substantial liability to Hanover.

   Natural gas operations entail inherent risks, including equipment defects, malfunctions, failures and natural disasters which could result in uncontrollable flows of gas or well fluids, fires and explosions. These risks may expose us to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We have obtained insurance against liability for personal injury, wrongful death and property damage, but we cannot assure you that the insurance will be adequate to cover our liability. Similarly, we cannot assure you that we will be able to obtain insurance in the future at a reasonable cost or at all. Our business, results of operations and financial condition could be adversely affected if we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits.

 Governmental Regulation--Our business is subject to a variety of governmental regulations relating to environmental, health and safety.

   Our business is subject to a variety of federal, state and local laws and regulations relating to safety, health and the environment. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements, and issuance of injunctions as to future compliance. As part of the regular overall evaluation of our current operations, we are updating certain facility permits with respect to stormwater discharges and air emissions but do not believe such updates will have a material adverse effect on our operations as a result of any enforcement measures or capital costs. Based on our experience to date, we believe that the future cost of compliance with existing laws and regulations and the future cost of necessary investigation or remediation of contamination will not have a material adverse effect on our business, financial condition and results of operations. However, future events, such as discovery of unknown contamination, any third party claims made with respect to previously owned or leased properties, compliance with more stringent laws and regulations or more vigorous enforcement policies by regulatory agencies or stricter or different interpretations of existing laws and regulations could require us to make material expenditures.

   We have conducted preliminary environmental site assessments with respect to certain properties currently owned or leased by us. Some of these assessments have revealed that soils and/or groundwater at some of our facilities are contaminated with hydrocarbons and various other regulated substances. We do not believe that our operations caused any such contamination and are not currently under any orders or directives to undertake any remedial activity. In addition, we have previously owned or leased certain properties that had in the past experienced soil contamination. We have since conducted remedial operations at certain of these previously held properties as we believed necessary and either sold the owned properties to third parties or returned the leased properties to the lessors. We are not currently aware of any further remedial obligations at such previously held properties. We cannot be certain, however, that we will not be required to undertake any remedial activities involving any substantial costs on any of these properties in the future.

 Shares Eligible for Future Sale--The market price of our common stock could be depressed by future sales.

   Future sales of our common stock, or the perception that these sales could occur, could adversely affect the market price of our common stock. We cannot assure you as to when, and how many of, the shares of our common stock will be sold and the effect those sales may have on the market price of our common stock. Westar Capital, Inc., which we believe holds approximately 1.5 million shares of our common stock, has publicly announced this it is reviewing alternatives to monetize or liquidate these shares. In addition, we may issue additional shares of common stock in connection with future acquisitions or other transactions. Although those securities may be subject to regulatory or contractual resale restrictions, as these restrictions lapse or if these shares are registered for sale to the public, they may be sold to the public. In the event we issue a substantial number of shares of our common stock, which subsequently become available for unrestricted resale, there could be a material adverse effect on the prevailing market price for our common stock.

Risks Relating to the Preferred Securities

 Subordination--Our obligations under the guarantee and debentures are subordinated.

   Because of the subordinated nature of the guarantee and the debentures, we:

  . will not be permitted to make any payments of principal, including redemption payments, or interest on the debentures if we default on our senior debt, as described under the "Description of Debentures-- Subordination" section of this prospectus;

  . will not be permitted to make payments on the guarantee if we default on any of our senior debt; and

  . must pay all of our senior debt before we make payment on the guarantee or the debentures if we become bankrupt, liquidate or dissolve.

   The preferred securities, the guarantee, and the debentures do not limit our ability or the ability of our subsidiaries to incur additional indebtedness, including indebtedness that ranks senior to the debentures and the guarantee. As of December 31, 1999 after giving effect to the Restructuring, Hanover had no senior debt but had guaranteed approximately $62 million of HCI's indebtedness under its bank credit agreement. In addition, Hanover has guaranteed the residual value of the equipment under HCI's sale and lease back transactions of approximately $333 million, which guarantee ranks senior to the debentures.

 Structural Subordination--The preferred securities and the debentures will be effectively subordinated to the obligations of our subsidiaries.

   We are a holding company and we conduct our operations entirely through our subsidiaries. We have few assets of significance other than the capital stock of HCI and our other subsidiaries. Consequently, we are dependent upon dividends or other intercompany transfers of funds from our direct and indirect subsidiaries to meet our debt service obligations, including those related to the debentures, the guarantee and the preferred securities. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due under the preferred securities, the debentures or the guarantee. Our subsidiaries do not guarantee the payment of the preferred securities or the debentures. Furthermore, our subsidiaries are not obligated to make funds available to us, and creditors of our subsidiaries will have a superior claim to our subsidiaries' assets. As a result, your right to receive payment on the debentures and the preferred securities is effectively junior to our subsidiaries' existing indebtedness and possibly to all of their future borrowings. In addition, our subsidiaries' ability to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions.

   Our subsidiaries are permitted to enter into various debt agreements that restrict their ability to pay dividends, make advances or otherwise distribute funds to us. We cannot assure you that HCI or any of our other subsidiaries will be able to pay dividends or otherwise distribute funds to us in an amount sufficient to pay the principal of or interest on the debentures. At December 31, 1999, after giving effect to the Restructuring, our subsidiaries had approximately $7 million of debt.

 Tax Consequences of Our Right to Defer Payments--Our right to defer interest payments on the debentures has tax consequences for you.

   We can, on one or more occasions, defer interest payments on the debentures for up to 20 consecutive quarterly periods unless an event of default under the indenture has occurred and is continuing. We cannot, however, defer interest payments beyond the earlier of the maturity date of the debentures, which is December 15, 2029, or the date on which the debentures are redeemed. If we defer interest payments on the debentures, the trust will also defer distributions on the preferred securities and the common securities. During a deferral period, distributions will continue to accumulate on the preferred securities.

   If we defer payment of interest on the debentures, you will be required to accrue interest income, as original issue discount, for the deferred interest allocable to your share of preferred securities for United States federal income tax purposes. As a result, you will include that income in gross income for United States federal income tax purposes prior to your receipt of any cash distributions. In addition, you will not receive cash from the trust related to that income if you sell your preferred securities prior to the record date on which those distributions are made. You should consult with your own tax advisor regarding the tax consequences of an investment in the preferred securities.

 Market Price Consequences of Our Right to Defer Payments--Our right to defer interest payments on the debentures may affect the market price of the preferred securities.

   If we defer interest payments on the debentures in the future, the market price of the preferred securities may not fully reflect the value of accrued but unpaid interest on the debentures. If you sell preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold preferred securities. In addition, our right to defer interest payments on the debentures may mean that the market price for the preferred securities will be more volatile than other securities that are not subject to these rights.

 The Guarantee is a Limited Guarantee--The guarantee only guarantees payments on the preferred securities if the trust has cash available.

   Our guarantee only applies to the extent that the trust has sufficient funds to make the payments. If we fail to make payments on the debentures, the trust will not be able to make the related distribution, redemption or liquidation payments on the preferred securities. In those circumstances, you will not be able to rely upon the guarantee for payments of those amounts.

   Instead, if we are in default under the debentures you may:

  . rely on the property trustee of the trust to enforce the trust's rights under the debentures; or

  . directly sue us or seek other remedies to collect your pro rata share of payments owed.

 Optional Redemption--We may cause the preferred securities to be redeemed on or after December 20, 2002 without your consent.

   At our option, we may redeem all or some of the debentures at any time on or after December 20, 2002. The redemption price you would receive in such an event may vary, but will not be less than 100% of the principal amount to be redeemed plus any accrued and unpaid interest. Please read the "Description of Debentures--Redemption--Optional Redemption" section of this prospectus. You should assume that we will exercise our redemption option if we are able to refinance the debentures at a lower interest rate or if it is otherwise in our interest to redeem the debentures. If a redemption occurs, the trust will use the cash it receives from the redemption of the debentures to redeem an equivalent amount of preferred securities and common securities on a pro rata basis.

 Redemption Upon the Occurrence of a Tax Event--The trust may redeem the preferred securities without your consent if specified tax changes occur.

   If specified tax changes occur relating to the non-deductibility of interest payments on the debentures and certain other conditions are met as are more fully described under the "Description of Preferred Securities--Tax Event or Investment Company Event Redemption or Distribution" section of this prospectus, we may redeem all, but not less than all, of the debentures for the principal amount of the debentures plus any accrued and unpaid interest on the debentures. If this happens, the trust will use the cash it receives from the redemption of the debentures to redeem the preferred securities and the common securities.

 Distribution of the Debentures--We may, at any time, dissolve the trust and distribute the debentures to you which may have adverse tax and other consequences for you.

   We may dissolve the trust at any time. If we do so, the trust will, after satisfaction of liabilities to creditors of the trust as required by applicable law, redeem the preferred securities and the common securities by distributing the debentures to you and to us, as holder of the common securities, on a pro rata basis.

   Under current United States federal income tax laws, a distribution of debentures on the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States federal income tax purposes as a corporation at the time it is dissolved, the distribution of the debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of debentures on the dissolution of the trust could also be a taxable event to you.

   We have no current intention of dissolving the trust and causing the distribution of the debentures. However, there are no restrictions on our ability to do so. We anticipate that we would consider exercising this right if expenses associated with maintaining the trust were substantially greater than we currently expect.

   We cannot predict the market prices for the debentures that may be distributed. Accordingly, the debentures you receive on a distribution, or the preferred securities you hold pending that distribution, may trade at a discount to the price you paid to purchase the preferred securities.

   Because you may receive debentures, you should make an investment decision about the debentures in addition to the preferred securities. You should carefully review all the information regarding the debentures contained in this prospectus.

 Lack of an Active Trading Market--We cannot assure you that an active trading market for the preferred securities will develop.

   There is no existing market for the preferred securities (or the debentures) and there can be no assurance as to the liquidity of any markets that may develop for the preferred securities (or the debentures), the ability of the holders to sell their preferred securities (or debentures) or at what price holders of the preferred securities (or the debentures) will be able to sell such securities. Future trading prices of the preferred securities (and the debentures) will depend on many factors including:

  . prevailing interest rates;

  . our common stock price;

  . the Company's operating results; and

  . the markets for similar securities.

   The initial purchasers of the preferred securities, Credit Suisse First Boston Corporation, Goldman Sachs & Co., Salomon Smith Barney, Inc. and Dain Rauscher Incorporated, currently make a market for the preferred securities offered hereby; however, the initial purchasers are not obligated to do so and such market making activity is subject to the limits imposed by applicable law and may be discontinued at any time without notice.

 Limited Voting Rights--You will have limited voting rights as a holder of preferred securities.

   As a holder of preferred securities, you will have limited voting rights relating only to the modification of the preferred securities and, in specified circumstances, the exercise of the trust's rights as holder of the debentures and the guarantee and the appointment of a special trustee. Except as described in the preceding sentence, only we can replace or remove any of the trustees or increase or decrease the number of trustees.

 Payment of Dividends--We may not be able to pay dividends on the common stock into which your preferred securities may be converted.

   We have no obligation to pay dividends on the common stock into which your preferred securities may be converted. The declaration and payment of dividends on our common stock is subject to, and will depend upon, among other things:

  . our future earnings and financial condition, liquidity and capital requirements,

  . our ability and the ability of HCI to pay dividends under HCI's bank credit agreement,

  . the general economic and regulatory climate and

  . other factors deemed relevant by our board of directors.

   Our guarantee of HCI's senior debt restricts our ability to pay cash dividends on our common stock.

                                USE OF PROCEEDS

   The Selling Holders will receive all of the proceeds from the sale of the securities offered by this prospectus. Neither the Company nor the Trust will receive any of the proceeds from the sale of the securities offered by this prospectus.

                             ACCOUNTING TREATMENT

   For financial reporting purposes, we will treat the trust as a subsidiary of Hanover, and accordingly, we will include the accounts of the trust in our consolidated financial statements. We will present the Preferred Securities in our consolidated balance sheet as a separate line item entitled "company-obligated mandatorily redeemable convertible preferred securities." We will also include appropriate disclosures about the Preferred Securities, the guarantee and the debentures in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the Preferred Securities as a financing charge to earnings in our consolidated statement of income.

              RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
                COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

   The following table contains our consolidated ratios of earnings to fixed charges for the periods indicated

                                                      Year Ended December 31,
                                                      ------------------------
                                                      1995 1996 1997 1998 1999
                                                      ---- ---- ---- ---- ----
Ratio of earnings to fixed charges................... 2.96 3.56 3.75 3.76 3.03
Ratio of earnings to combined fixed charges and
 preferred dividends................................. 2.02 1.31 3.75 3.76 3.03

   For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income before income taxes plus fixed charges and (ii) "fixed charges" consist of interest expense (including amortization of debt discount and expense), leasing expense and the estimated interest factor attributable to rentals. There was no preferred stock outstanding during 1997, 1998 or 1999.

                        HANOVER COMPRESSOR CAPITAL TRUST

   Hanover Compressor Capital Trust is a statutory business trust that was formed under Delaware law on December 1, 1999. The trust's original declaration of trust was amended and restated in its entirety as of December 15, 1999.

   We own all of the trust's common securities. The common securities represent common undivided beneficial interests in the assets of the trust with an aggregate liquidation amount equal to at least 3% of the total capital of the trust.

   The trust exists for the exclusive purposes of:

  . issuing the preferred securities;

  . issuing the common securities to us;

  . investing the gross proceeds of the sale of the preferred securities and the common securities in the debentures;

  . distributing payments received on the debentures to holders of the preferred securities and the common securities; and

  . engaging in only those other activities necessary or incidental to such purposes.

   The trust currently has five trustees. Three of those trustees, referred to as administrative trustees, are our employees or officers. Wilmington Trust Company serves as the trust's property trustee and as the trust's Delaware trustee. In some circumstances, the holders of a majority of the preferred securities will be entitled to appoint one additional trustee, referred to as a special trustee, who does not need to be affiliated with us, who will have the same rights, powers and privileges as the administrative trustees.

   The property trustee, among other things:

  . holds title to the debentures for the benefit of the holders of the preferred securities and the common securities;

  . has the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures; and

  . maintains exclusive control of a segregated non-interest bearing bank account, called the property account, to hold all payments made in respect of the debentures for the benefit of the holders of the preferred securities and the common securities.

   Subject to the right of the holders of the preferred securities to appoint a special trustee, we, as holder of all the common securities, have the right to appoint, remove or replace any of the trustees and to increase or decrease the number of trustees. However, the number of trustees is required to be at least three, a majority of which will be administrative trustees.

   We pay all fees and expenses related to the trust.

   The rights of the holders of the preferred securities, including economic rights, rights to information and voting rights, are as set forth in the declaration and the Delaware Business Trust Act, as amended (the "Trust Act"). See "Description of Preferred Securities." The declaration, the indenture and the guarantee also incorporate by reference the terms of the Trust Indenture Act. It is expected that, at the time this registration statement becomes effective, the declaration, the indenture and the guarantee will be qualified under the Trust Indenture Act.

   The address of the principal office of the trust is c/o Hanover Compressor Company, 12001 N. Houston Rosslyn, Houston, Texas 77086, and its telephone number is (281) 447-8787.

                      DESCRIPTION OF PREFERRED SECURITIES

   The trust issued the preferred securities pursuant to the terms of the declaration of trust. The declaration of trust will be qualified under the Trust Indenture Act and incorporates selected provisions of the Trust Indenture Act. We have summarized selected provisions of the declaration of trust and the preferred securities below. This summary is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the declaration of trust. A copy of the declaration of trust is available upon request. Unless the context requires otherwise, "Hanover," "we," "us," "our" and similar terms in this section refer solely to Hanover Compressor Company after giving effect to the Restructuring and not the trust or any of our other consolidated subsidiaries.

General

   The declaration of trust authorizes the trust to issue the Preferred Securities and the common securities. The preferred securities represent preferred undivided beneficial ownership interests in the assets of the trust. The common securities represent common undivided beneficial ownership interests in the assets of the trust. Payments on the preferred securities will be made pro rata with payments on the common securities, except as described under "--Subordination of Common Securities." Under a guarantee agreement we guarantee, on a subordinated basis, any payments required to be made by the trust to the holders of the preferred securities but only to the extent that the trust has funds on hand available to make the payments. Please read the "Description of Guarantee" section of this prospectus.

Distributions

   If you purchase preferred securities you will be entitled to receive cash distributions at an annual rate of 7 1/4% of the $50 stated liquidation amount per each preferred securities. Distributions are cumulative and will begin to accumulate on the date of original issuance of the preferred securities. Distributions will be payable quarterly in arrears March 15, June 15, September 15 and December 15, of each year beginning March 15, 2000, to the person in whose name each of the preferred securities is registered, subject to certain exceptions, at the close of business on the first day of the month of the applicable distribution date.

   The amount of distributions payable for any period will be computed on the basis of the number of days elapsed in a 360-day year consisting of twelve 30-day months. If a distribution date is not a business day, the trust will make the distributions on the next day that is a business day, without any additional distributions or other payments due to the delay.

   Accrued distributions that are not paid on the applicable distribution date will accrue additional distributions compounded quarterly from the relevant distribution date. For the purpose of this prospectus, a "distribution" will include quarterly distributions, additional distributions on quarterly distributions not paid on the applicable distribution date, special distributions (as described in the "Registration Rights" section of this prospectus) and additional sums (as described in the "Description of Debentures--Additional Sums" section of this prospectus), as applicable. A "business day" is any day other than a Saturday or a Sunday, or a day on which banking institutions in New York, New York or Wilmington, Delaware are authorized or required by law or executive order to remain closed, or a day on which the corporate trust office of the property trustee or the debenture trustee is closed for business.

 Option to Defer Distributions

   We can, on one or more occasions, defer interest payments on the debentures for up to 20 consecutive quarterly periods unless an event of default under the indenture has occurred and is continuing. Interest payments will not be due and payable on the debentures during a deferral period. We cannot, however, defer interest payments beyond the earlier of the maturity date of the debentures, which is December 15, 2029, or the date the debentures are redeemed.

   If we defer interest payments on the debentures, the trust will defer distribution payments on the preferred securities and the common securities. Distributions will continue to accumulate on the preferred securities and the common securities during a deferral period. Also, additional cash distributions will accumulate on any deferred distributions at the annual rate of 7 1/4%, compounded quarterly.

   We do not currently intend to defer interest payments on the debentures.

   We may extend a deferral period prior to the period's termination. However, we may not extend a deferral period, including all previous and further extensions of the period, beyond 20 consecutive quarterly interest periods or the maturity date of the debentures. Once a deferral period ends and we make all payments due on the debentures, we can commence a new deferral period. Consequently, there could be multiple deferral periods of varying lengths throughout the term of the debentures. Please read the "Federal Income Tax Consequences--Interest Income and Original Issue Discount" section of this prospectus.

 Payment of Distributions

   The trust must pay distributions on the preferred securities on the distribution payment dates to the extent that the property trustee has cash on hand to make distributions. The property trustee will maintain that cash in the property account. The only funds the property trustee will have to distribute to the holders of the preferred securities will be from payments received on the debentures. If we do not make interest payments on the debentures, the property trustee will not have funds available to make distributions on the preferred securities. If and to the extent we make interest payments on the debentures, the property trustee will be obligated to make distributions on the preferred securities and the common securities on a pro rata basis. We guarantee the payment of distributions and other payments on the preferred securities on a subordinated basis, but only if, and to the extent, we have made corresponding payments to the trust on the debentures and, as a result, the property trustee has funds available to make distributions on the preferred securities. Please read the "Description of the Guarantee" section in this prospectus.

Conversion Rights

 General

   Holders of preferred securities may convert them into our common stock at any time before the earlier of:

  . the close of business on the business day immediately prior to the maturity date of the debentures; or

  . in the case of preferred securities called for redemption, the close of business on the business day immediately prior to the redemption date.

   Initially, each of the preferred securities is convertible, at the option of the holder, into 1.3986 shares of our common stock. This conversion rate is equivalent to a conversion price of $35.75 per share of our common stock. The conversion rate and conversion price will be subject to adjustment as described under the "--Conversion Price Adjustments" section of this prospectus.

   If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the preferred securities are in certificated form, with the certificated security, to the conversion agent who will, on your behalf, exchange the preferred securities for a like amount of debentures and immediately convert the debentures into shares of our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent.

   At the close of business on a distribution record date, you will be entitled to receive the distribution payable on your preferred securities on the corresponding distribution date even if you convert your preferred securities after the distribution record date but prior to the distribution date. Except as provided in the immediately preceding sentence, neither we nor the trust will make, or be required to make, any payment, allowance or adjustment for accrued and unpaid distributions, whether or not in arrears, on converted preferred securities, even if you convert you preferred securities during a deferral period. We will make no payment or allowance for distributions on our shares of common stock issued upon conversion, except to the extent that those shares of common stock are held of record on the record date for any distributions. We will deem each conversion to have been effected immediately prior to the close of business on the day on which the trust received the related conversion notice.

   We will not issue any fractional shares of our common stock as a result of a conversion of preferred securities. We will pay cash in lieu of a fractional share of common stock.

 Conversion Price Adjustments--General.

   The conversion price will be subject to adjustment for some events, including:

  . the payment of dividends or distributions payable in our common stock on our common stock;

  . the issuance of rights or warrants to all holders of our common stock;

  . subdivisions and combinations of our common stock;

  . the payment of dividends or distributions to all holders of our common stock consisting of our indebtedness, securities or capital stock, cash or assets, excluding any rights, warrants, dividends or distributions referred to in the first two bullet points and dividends and distributions paid exclusively in cash;

  . the payment of dividends or other distributions on our common stock exclusively in cash, excluding:

    . cash dividends that do not exceed the per share amount of the smallest of the four immediately preceding quarterly cash dividends as adjusted to reflect any of the events referred to in the proceeding bullet points; and

    . cash dividends, if the annualized per share amount of the cash dividends does not exceed 12.5% of the market price of our common stock on the trading day immediately prior to the date of declaration of the dividend; and

  . payment to holders of our common stock in respect of a tender or exchange offer, other than an odd-lot offer by us or any subsidiary of ours, for our common stock at a price in excess of 110% of the market price of our common stock as of the trading day next succeeding the last date tenders or exchanges may be made in the tender or exchange offer.

   We may, at our option, make other reductions in the conversion price that our board of directors determines are advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. Please read the "Federal Income Tax Consequences-- Adjustment of Conversion Price" section of this prospectus.

   The conversion price will not be adjusted for the issuance of our common stock (or securities convertible into or exchangeable for our common stock), except as described above. For example, the conversion price will not be adjusted upon the issuance of shares of our common stock

  . under any present or future plan providing for the reinvestment of dividends or interest payable on our securities;

  . in connection with the investment of additional optional amounts in shares of our common stock under any plan described in the preceding bullet point;

  . under any present or future employee benefit plan or program of ours; or

  . pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the date the preferred securities were first issued.

   If any action would require adjustment of the conversion price under more than one of the provisions described above, only one adjustment will be made and that adjustment will be the amount of adjustment that has the highest absolute value to holders of the preferred securities. An adjustment in the conversion price will not be required unless the adjustment would require a change of at least 1% in the conversion price then in effect.

   However, any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

 Conversion Price Adjustments--Merger, Consolidation or Sale of Assets

   If we are a party to any transaction, including a merger, consolidation, sale of all or substantially all of our assets, recapitalization or reclassification of our common stock or any compulsory share exchange, that results in shares of our common stock being converted into the right to receive other securities, cash or other property, then lawful provision will be made as part of the terms of the transaction so that the holders of the preferred securities will have the right to convert each Preferred Securities into:

  . in the case of any transaction other than a transaction involving a Common Stock Fundamental Change (as defined below), the kind and amount of securities, cash or other property receivable upon the consummation of the transaction by a holder of that number of shares of our common stock into which a preferred securities was convertible immediately prior to the transaction; or

  . in the case of a transaction involving a Common Stock Fundamental Change, common stock of the kind received by holders of our common stock.

   In each case described in the foregoing bullet points, the conversion will be made after giving effect to any adjustment discussed below relating to a Fundamental Change if the transaction constitutes a Fundamental Change. The holders of preferred securities will have no voting rights with respect to any transaction described in this section.

   If a Fundamental Change occurs, the conversion price in effect immediately before the Fundamental Change will be adjusted as described below.

   In the case of a Non-Stock Fundamental Change, the conversion price of the preferred securities will be adjusted to become the lower of:

  . the conversion price in effect immediately prior to the Non-Stock
    Fundamental Change, but after giving effect to any other adjustments that may be made pursuant to the first paragraph under the "--Conversion Price Adjustments--General" section of this prospectus; and

  . the result obtained by multiplying the greater of the Relevant Price (as defined below) or the then applicable Reference Market Price (as defined below) by the Optional Redemption Ratio (as defined below) (such product shall be referred to as the "Adjusted Relevant Price" or the "Adjusted Reference Market Price," as the case may be).

   In the case of a Common Stock Fundamental Change, the conversion price of the preferred securities in effect immediately before the Common Stock Fundamental Change, but after giving effect to any other prior adjustments, will thereupon be adjusted by multiplying the conversion price by a fraction of which the numerator will be the Purchaser Stock Price (as defined below) and the denominator will be the Relevant Price; provided, however, that in the event of a Common Stock Fundamental Change in which:

  . 100% of the value of the consideration received by a holder of our common stock is common stock of the successor, acquiror or other third party (and cash, if any, is paid only with respect to any fractional interests in that common stock resulting from such Common Stock Fundamental Change); and

  . all of our common stock will have been exchanged for, converted into, or acquired for common stock (and cash with respect to fractional interests) of the successor, acquiror or other third party,

the conversion price of the preferred securities in effect immediately before the Common Stock Fundamental Change will be adjusted by multiplying the conversion price by a fraction of which the numerator will be one and the denominator will be the number of shares of common stock of the successor, acquiror, or other third party received by a holder of one share of our common stock as a result of the Common Stock Fundamental Change.

   In the absence of the adjustments to the conversion price after a Fundamental Change, in the case of a transaction mentioned above, each preferred securities would become convertible into the securities, cash, or other property receivable by a holder of the number of shares of our common stock into which each preferred securities was convertible immediately prior to the transaction. As a result, in the absence of the Fundamental Change provisions, a transaction could substantially lessen or eliminate the value of the conversion privilege associated with the preferred securities. For example, if we are acquired in a cash merger, each preferred securities would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

   In Non-Stock Fundamental Change transactions, the foregoing conversion price adjustments are designed to increase the securities, cash or other property into which each preferred securities is convertible. In a Non-Stock Fundamental Change transaction where the initial value received per share of our common stock (measured as described in the definition of Relevant Price) is lower than the conversion price of the preferred securities but greater than or equal to the Reference Market Price, the conversion price will be adjusted as described above with the effect that each preferred securities will be convertible into securities, cash or other property of the same type received by the holders of our common stock in the transaction with the conversion price adjusted as though the initial value had been the Adjusted Relevant Price.

   In a Non-Stock Fundamental Change transaction where the initial value received per share of our common stock (measured as described in the definition of Relevant Price) is lower than both the conversion price of each preferred securities in effect immediately before any adjustment described above and the Reference Market Price, the conversion price will be adjusted as described above but calculated as though the initial value had been the Adjusted Reference Market Price.

   In Common Stock Fundamental Change transactions, the adjustments described above are designed to provide in effect that:

  . where our common stock is converted partly into common stock and partly into other securities, cash or property, each preferred securities will be convertible solely into a number of shares of common stock determined so that the initial value of those shares (measured as described in the definition of Purchaser Stock Price below) equals the value of the shares of our common stock into which the preferred securities was convertible immediately before the transaction (measured as described above) and

  . where our common stock is converted solely into common stock, each preferred securities will be convertible into the same number of shares of common stock receivable by a holder of the number of shares of our common stock into which the preferred securities was convertible immediately before the transaction.

   "Closing Price" of any security on any day means the last reported sale price of that security on that day, or if no sale takes place on that day, the average of the closing bid and asked prices in each case on the principal national securities exchange on which the securities are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the National Market System of the Nasdaq Stock Market or any successor national automated interdealer quotation system (the "Nasdaq Stock Market") or, if such securities are not listed or admitted to trading on any national securities exchange or quoted on the

Nasdaq Stock Market, the average of the closing bid and asked prices of that security in the over-the-counter market as furnished by any New York Stock Exchange member firm selected by us for that purpose.

   "Common Stock Fundamental Change" means any Fundamental Change in which more than 50% of the value, as determined in good faith by our board of directors, of the consideration received by holders of our common stock consists of common stock that for each of the ten consecutive trading days immediately prior to and including the Entitlement Date has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the Nasdaq Stock Market; provided, however, that a Fundamental Change will not be a Common Stock Fundamental Change unless either:

  . we continue to exist after the occurrence of the Fundamental Change and the outstanding preferred securities continue to exist as outstanding Preferred Securities; or

  . not later than the occurrence of such Fundamental Change, the outstanding debentures are converted into or exchanged for debentures of a corporation succeeding to the business of our company, which debentures have terms substantially similar to those of the debentures.

   "Entitlement Date" means the record date for determination of the holders of our common stock entitled to receive securities, cash or other property in connection with a Non-Stock Fundamental Change or a Common Stock Fundamental Change or, if there is no record date, the date on which holders of our common stock will have the right to receive such securities, cash or other property.

   "Fundamental Change" means the occurrence of any transaction or event in connection with a plan under which all or substantially all of our common stock will be exchanged for, converted into, acquired for or constitute solely the right to receive securities, cash or other property (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise); provided that, in the case of a plan involving more than one of these transactions or events, for purposes of adjustment of the conversion price, the Fundamental Change will be deemed to have occurred when substantially all of our common stock will be exchanged for, converted into, or acquired for or constitute solely the right to receive securities, cash, or other property, but the adjustment will be based upon the highest weighted average per share consideration that a holder of our common stock could have received in that transaction or event as a result of which more than 50% of our common stock will have been exchanged for, converted into, or acquired for or constitute solely the right to receive securities, cash or other property.

   "Non-Stock Fundamental Change" means any Fundamental Change other than a Common Stock Fundamental Change.

   "Optional Redemption Ratio" means a fraction of which the numerator will be $50 and the denominator will be the then current redemption price or, prior to December 20, 2002, an amount per preferred securities determined by us in our sole discretion, after consultation with an investment banking firm, to be the equivalent of the hypothetical redemption price that would have been applicable if the preferred securities had been redeemable during such period.

   "Purchaser Stock Price" means, with respect to any Common Stock Fundamental Change, the average of the Closing Prices for the common stock received in the Common Stock Fundamental Change for the ten consecutive trading days prior to and including the Entitlement Date, as adjusted in good faith by us to appropriately reflect any of the events referred to in the first paragraph under the "--Conversion Price Adjustments--General" section of this prospectus.

   "Reference Market Price" initially means $20.17 (which is an amount equal to 66 2/3% of the last reported sale price for our common stock on the New York Stock Exchange Composite Transactions Tape on December 9, 1999), and, in the event of any adjustment to the conversion price, other than as a result of a Non-Stock Fundamental Change, the Reference Market Price will also be adjusted so that the ratio of the Reference Market Price to the conversion price after giving effect to the adjustment will always be the same as the ratio of $20.17 to the initial conversion price of the preferred securities.

   "Relevant Price" means (a) in the case of a Non-Stock Fundamental Change in which the holder of our common stock receives only cash, the amount of cash received by the holder of one share of our common stock; and (b) in the event of any other Non-Stock Fundamental Change or any Common Stock Fundamental Change, the average of the daily Closing Prices for our common stock during the ten consecutive trading days prior to and including the Entitlement Date, in each case as adjusted in good faith by us to appropriately reflect any of the events referred to in the first paragraph under the "--Conversion Price Adjustments--General" section of this prospectus.

Mandatory Redemption

   When the debentures are repaid in full at their stated maturity or the debentures are redeemed in whole or in part (other than following any distribution of the debentures to the holders of the preferred securities and common securities), the proceeds from the repayment or redemption of the debentures will be applied to redeem, on a pro rata basis, an equivalent liquidation amount of preferred securities and common securities. The redemption price for each preferred securities on any such redemption will be equal to:

  . the liquidation amount of each preferred securities plus any accrued and unpaid distributions on the preferred securities in the case of (a) the repayment of the debentures at their stated maturity or (b) the redemption of the debentures in some limited circumstances upon the occurrence of a tax event; or

  . the redemption price described under the "Description of Debentures--
    Redemption--Optional Redemption" section of this prospectus in the case of an optional redemption of the debentures on or after December 20, 2002.

Redemption Procedures

   If the trust gives a redemption notice for the preferred securities, then, by 12:00 noon, New York City time, on the redemption date and provided that we have paid to the property trustee a sufficient amount of cash for the redemption, and the preferred securities are held in global form, the property trustee will:

  . deposit with DTC funds sufficient to pay the applicable redemption price;
    and

  . give DTC irrevocable instructions and authority to pay the applicable redemption price to the holders of the preferred securities.

   For preferred securities held in certificated form, the property trustee will:

  . deposit with the paying agent for the preferred securities funds sufficient to pay the applicable redemption price; and

  . give the paying agent irrevocable instructions and authority to pay the redemption price to the holders of the preferred securities upon surrender of their certificates evidencing the preferred securities.

   Distributions payable on or prior to the applicable redemption date will be payable to the holders of the preferred securities on the relevant record dates for the related distribution dates. If notice of redemption has been given and funds have been deposited as required, then upon the date of the deposit, all rights of the holders of the preferred securities will cease, except the right of the holders of the preferred securities to receive the applicable redemption price, but without interest on such redemption price, and the preferred securities will cease to be outstanding.

   If a date fixed for redemption is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day, and without any interest or other payment because of the delay. However, if the next business day falls in the next calendar year, the payment will be made on the immediately preceding business day. Payment made in either of these cases will have the same effect as if made on the date fixed for redemption. If payment of the redemption price is improperly withheld or refused and not paid either by the property trustee or by us pursuant to the guarantee, distributions on the preferred securities will continue to accrue from the original redemption date of the preferred securities to the date the redemption price is actually paid. In that case, the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price and accrued interest.

   Subject to applicable law, we or our subsidiaries may at any time purchase outstanding preferred securities by tender, in the open market or by private agreement.

   If we desire to consummate an optional redemption we must send a notice to each holder of preferred securities at its registered address in accordance with the notice procedures set forth under the "Description of Debentures-- Redemption--Optional Redemption" section of this prospectus. Notice of a redemption due to a tax event must be mailed at least 20 days but not more than 60 days before the redemption date to each holder of preferred securities. Notice of repayment at the stated maturity of the debentures is not required.

Tax Event or Investment Company Event Redemption or Distribution

 Tax Event

   If a tax event occurs, we will cause the trustees to dissolve the trust and, after satisfaction of liabilities to creditors of the trust as required by applicable law, distribute the debentures to the holders of the preferred securities within 90 days following the occurrence of the tax event. However, such a liquidation and distribution will be conditioned on:

  . the trustees' receipt of an opinion of nationally recognized independent tax counsel experienced in such matters that the holders of the preferred securities will not recognize any income, gain or loss for United States federal income tax purposes as a result of distribution of the debentures; and

  . our being unable to avoid the tax event within the 90-day period by taking some ministerial action or pursuing some other reasonable measure that, in our sole judgment, will have no adverse effect on the trust, us or the holders of the preferred securities and will involve no material cost.

   Furthermore, if a tax event occurs and:

  . we receive an opinion of nationally recognized independent tax counsel experienced in such matters that, as a result of a tax event, there is more than an insubstantial risk that we would be precluded from deducting the interest on the debentures for United States federal income tax purposes, even after the debentures were distributed to the holders of the preferred securities upon liquidation of the trust as described above; or

  . the trustees are informed by such tax counsel that it cannot deliver the opinion contemplated by the immediately preceding paragraph,

then we will have the right, upon not less than 20 nor more than 60 days' notice and within 90 days following the occurrence and continuation of the tax event, to redeem the debentures, in whole, but not in part, for cash, for the principal amount of the debentures plus accrued and unpaid interest on the debentures and, following the redemption, all the preferred securities will be redeemed by the trust at their aggregate liquidation amount plus accrued and unpaid distributions on the preferred securities. However, if at the time there is available to us or the trust the opportunity to eliminate, within a 90-day period, the tax event by taking some ministerial action or pursuing some other reasonable measure that, in our sole judgment, will have no adverse effect on us, the trust or the holders of the preferred securities and will involve no material cost, either we or the trust will pursue such measure in lieu of redemption. In lieu of the foregoing options, we will also have the option of causing the preferred securities to remain outstanding and pay additional sums on the debentures as described below in the "Description of Debentures-- Additional Sums" section of this prospectus.

   A tax event will occur upon the receipt by the property trustee of an opinion of a nationally recognized independent tax counsel experienced in such matters to the effect that, on or after the date of original issuance of the preferred securities, as a result of:

  . any amendment to or change, including any announced prospective change
    (provided that a tax event will not occur more than 90 days before the effective date of any such prospective change), in the laws of the United States or any political subdivision or taxing authority thereof or therein;

  . any judicial decision or official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations; or

  . any amendment to or change in the administrative position or interpretation of any judicial decision or official administrative pronouncement, ruling, regulatory procedure, notice or announcement, or judicial decision that differs from the previously generally accepted position, in each case, by any legislative body, court, governmental agency or regulatory body, irrespective of the manner in which such amendment or change is made known, which amendment or change is effective or such amendment or change is announced there is more than an insubstantial risk that:

    . if the debentures are held by the property trustee, (a) the trust is, or will be within 90 days of the date of the opinion, subject to United States federal income tax with respect to interest accrued or received on the debentures or subject to more than a de minimis amount of other taxes, duties or other governmental charges or (b) any portion of interest payable by us to the trust on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us in whole or in part for United States federal income tax purposes; or

    . with respect to debentures that are no longer held by the property trustee, any portion of interest payable by us on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us in whole or in part for United States federal income tax purposes.

 Investment Company Event

   If an investment company event occurs and is continuing, we will cause the trustees to dissolve the trust and, after satisfaction of liabilities to creditors of the trust as required by applicable law, cause the debentures to be distributed to the holders of the preferred securities in liquidation of the trust within 90 days following the occurrence of the investment company event.

   An investment company event will occur upon the receipt by the property trustee of an opinion of nationally recognized independent securities counsel to the effect that on or after the date of original issuance of the preferred securities, as a result of a change in law or regulation or a written change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the trust is or will be considered an investment company that is required to be registered under the Investment Company Act of 1940, as amended.

   The distribution by us of the debentures will effectively result in the cancellation of the preferred securities.

Liquidation of the Trust and Distribution of the Debentures

   We will have the right at any time to dissolve the trust and, after satisfaction of liabilities to creditors of the trust as required by applicable law, cause an equivalent principal amount of the debentures to be distributed to the holders of the preferred securities in liquidation of the trust.

   In addition, the trust will automatically dissolve upon the first to occur of:

  . specified events of bankruptcy, dissolution or liquidation of Hanover;

  . upon our election to distribute all of the debentures to the holders of the preferred securities and the common securities in exchange for all of the preferred securities and common securities in accordance with the terms of the preferred securities and common securities;

  . redemption of all the preferred securities and common securities as described under "--Mandatory Redemption" above;

  . conversion of all outstanding preferred securities and the trust's common securities as described under "--Conversion Rights" above;

  . December 1, 2049, the expiration of the trust's term; and

  . upon a decree of judicial dissolution.

   If an early dissolution occurs as described in the first, second or sixth bullet points above, the trustees will liquidate the trust as expeditiously as possible by distributing, after satisfaction of liabilities to the trust's creditors as required by applicable law, to the holders of the preferred securities and common securities an equivalent principal amount of debentures. However, if the distribution of debentures is not practical, the holders of preferred securities will be entitled to receive out of the assets of the trust available for distribution to holders of preferred securities, an amount equal to the aggregate liquidation amount of the preferred securities plus accrued and unpaid distributions of the preferred securities to the date of payment. If this amount can be paid only in part because the trust has insufficient assets available to pay the full amount, then the amounts payable directly by the trust on the preferred securities will be paid on a pro rata basis. We, as holder of the common securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the preferred securities. However, if an event of default under the indenture or declaration of trust has occurred and is continuing, the preferred securities will have a priority over the common securities with respect to any distributions.

   On and after the liquidation date fixed for any distribution of debentures to holders of the preferred securities and common securities:

  . the preferred securities will no longer be deemed to be outstanding;

  . DTC or its nominee, as the record holder of the preferred securities, will receive a registered global certificate or certificates representing the debentures to be delivered upon such distribution with respect to preferred securities held by DTC or its nominee; and

  . any certificates representing preferred securities not held by DTC or its nominee will be deemed to represent debentures having a principal amount equal to the liquidation amount of such preferred securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on such preferred securities until certificates are presented to the administrative trustees or their agent for cancellation, whereupon we will issue to such holder, and the debenture trustee will authenticate, a certificate representing the debentures.

Subordination of Common Securities

   Payment on the preferred securities will be made pro rata with payments on the common securities based on the liquidation amount of the securities. However, if on a distribution date or redemption date, as the case may be, an event of default under the indenture or declaration of trust has occurred and is continuing, no payment may be made on the common securities.

   In the case of any event of default under the declaration of trust resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to any such event of default under the declaration of trust until the effect of all such events of default have been cured, waived or otherwise eliminated. Until all of the events of default under the declaration of trust have been cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

Events of Default; Notice

   Any one of the following events constitutes an event of default under the declaration of trust:

  . the occurrence of an event of default under the indenture;

  . default by the trust in the payment of any distribution when it becomes due and payable, and continuation of such default for a period of 30 days (subject to the deferral of any due date in the case of a deferral period);

  . default by the trust in the payment of any redemption price of any preferred securities when it becomes due and payable;

  . default in the performance, or breach, in any material respect, of any other covenant or warranty of the trustees in the declaration of trust, and continuation of such default or breach for a period of 60 days after there has been given written notice of the breach by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities; or

  . the occurrence of certain events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days thereof.

   We and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under the declaration of trust.

Removal of Trustees

   Unless an event of default under the indenture occurs and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, the property trustee and the Delaware trustee may be removed at that time only by the holders of a majority in liquidation amount of the outstanding preferred securities. The holders of the preferred securities do not have the right to appoint, remove or replace the administrative trustees. We have the exclusive right, as the holder of the common securities, to appoint, remove or replace the administrative trustees. A resignation or removal of the Delaware trustee or the property trustee and an appointment of a successor trustee will not be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the declaration of trust.

Co-trustees and Separate Property Trustee

   Unless an event of default under the indenture has occurred and is continuing, at any time, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust's property may at the time be located, we, as the holder of the common securities, and the administrative trustees may appoint one or more persons either to act as a co-trustee, jointly with the property trustee, of all or any part of the trust's property, or to act as separate trustee of any of the trust's property. If an event of default under the indenture has occurred and is continuing, the property trustee alone will have the power to make the appointment.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

   The trust may not merge with or into, consolidate, amalgamate or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below or as otherwise set forth in the declaration of trust. The trust may, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, merge with or into, consolidate, amalgamate or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, a trust organized under the laws of any state of the United States or the District of Columbia if:

  . the trust is not the surviving entity, the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities so long as the successor securities rank the same as the preferred securities;

  . a trustee of the successor entity possessing the same powers and duties as the property trustee as the holder of the debentures is appointed;

  . the preferred securities or any successor securities are listed, or any successor securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the preferred securities are then listed or quoted, if any;

  . the transaction does not cause the preferred securities (including any successor securities) to be downgraded by any nationally recognized statistical rating agency then rating the preferred securities;

  . the transaction does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

  . the successor entity has a purpose substantially identical to that of the trust;

  . prior to the transaction, we receive an opinion from independent counsel experienced in such matters to the effect that (a) the successor entity will be treated as a grantor trust for United States federal income tax purposes, (b) following the transaction, neither the trust nor the successor entity will be required to register as an investment company under the 1940 Act, and (c) the transaction will not adversely affect the limited liability of the holders of the trust securities (including any successor securities);

  . we or any permitted successor or assignee will own all of the common securities of the successor entity and will guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee; and

  . the transaction is not a taxable event for holders of the preferred securities.

   Notwithstanding the foregoing, the trust will not, except with the consent of holders of 100% in liquidation amount of the preferred securities and common securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to, any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if the transaction would cause the trust or the successor entity to be classified as an association taxable as a corporation, or substantially increase the likelihood that the trust or the successor entity would not be classified as a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of the Declaration

   Except as provided below and under the "Description of Guarantee--Amendments and Assignment" section of this prospectus and as otherwise required by law and the declaration of trust, the holders of the preferred securities will have no voting rights.

   In addition to the rights of the holders of preferred securities to enforce payment to the trust of the principal or interest on the debentures described in the "Description of Debentures--Enforcement of Certain Rights by Holders of Preferred Securities" section of this prospectus, if an event of default under the indenture occurs and is continuing or we default under the guarantee with respect to the preferred securities, then the holders of the preferred securities will be entitled by the majority vote of the holders to appoint a special trustee. Any holder of preferred securities other than us and our affiliates will be entitled to nominate a special trustee. Not later than 30 days after the right to appoint a special trustee arises, the trustees will convene a meeting of the holders of the preferred securities for the purpose of appointing a special trustee. If the trustees fail to convene the meeting within the 30-day period, the holders of not less than 10% of the aggregate liquidation amount of the outstanding preferred securities will be entitled to convene the meeting. Any appointed special trustee will cease to be a special trustee if the event that caused the appointment is cured. Regardless of the appointment of a special trustee, we will retain all rights under the indenture.

   The declaration of trust may be amended by us, the property trustee and the administrative trustees without the consent of the holders of the preferred securities:

  . to cure any ambiguity, correct or supplement any provision in the declaration of trust that may be inconsistent with any other provision of the declaration of trust, or to make provisions with respect to ministerial matters or questions arising under the declaration of trust, which are not inconsistent with the other provisions of the declaration of trust; or

  . to modify, eliminate or add to any provisions of the declaration of trust to the extent as is necessary to ensure that (a) the trust will not be taxable as a corporation and will continue to be classified for United States federal income tax purposes as a grantor trust at all times that any preferred securities or common securities are outstanding or (b) the trust will not be required to register as an "investment company" under the 1940 Act.

   However, in the case described in the first bullet point above, the action must not adversely affect in any material respect the interests of any holder of preferred securities.

   For amendments not described above, the declaration of trust may only be amended by us and the trustees if:

  . we obtain the consent of holders representing not less than a majority of the aggregate liquidation amount of preferred securities outstanding; and

  . the trustees receive an opinion of counsel that the amendment will not affect the trust's status as a grantor trust for United States federal income tax purposes or the trust's exemption from being an "investment company" under the 1940 Act.

   In addition, the declaration of trust may not be amended without the consent of each holder of preferred securities to:

  . change or adversely affect the amount or timing of any distribution on the preferred securities; or

  . restrict the right of a holder of preferred securities to sue to enforce the payment of a distribution.

   So long as any debentures are held by the trust, the trustees will not:

  . direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

  . waive any past default that is waivable under the indenture;

  . exercise any right to rescind or annul a declaration of acceleration of the maturity of the principal of the debentures; or

  . consent to any amendment, modification or termination of the indenture or the debentures, where the consent is required,

without, in each case, obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities.

   However, where a consent under the indenture would require the consent of each holder of debentures affected by the consent, no consent may be given by the property trustee without the prior consent of each holder of the preferred securities. The trustees will not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders. The property trustee will notify each holder of preferred securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees will obtain an opinion of counsel experienced in these matters that the action will not affect the trust's status as a grantor trust for United States federal income tax purposes on account of the action.

   Any required approval of holders of preferred securities may be given at a meeting of the holders of preferred securities convened for that purpose or by a written consent. Notice of any meeting at which holders of preferred securities are entitled to vote will be given to each holder of record of preferred securities in the manner set forth in the declaration of trust.

   No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel the preferred securities in accordance with the declaration of trust.

   Even though holders of the preferred securities may be entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by Hanover, the trustees or any affiliate of Hanover or any trustee, will, for purposes of any vote or consent, be treated as if they were not outstanding.

Expenses and Taxes

   In the indenture, we have agreed to pay all present and future costs, expenses, debts and other obligations, including taxes, other than withholding taxes, of the trust. However, these costs, expenses, debts and obligations do not include payment obligations of the trust to the holders of the preferred securities.

Form, Book-Entry Procedures and Transfer

   Preferred securities originally sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act were issued in the form of a fully registered global certificate except as described below. The global certificate was deposited on the date of original issuance of the preferred securities with DTC and registered in the name of Cede & Co., as nominee of DTC. Except as set forth below, the global certificate may be transferred, in whole and not in part, only to DTC or another nominee of the DTC. Investors may hold their beneficial interests in the global certificate directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC.

   DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

   Upon the issuance of the global certificate, DTC credited, on its book-entry registration and transfer system, the principal amount of the global certificate to the accounts of participants. The accounts credited were designated by the initial purchasers. Ownership of beneficial interests in the global certificate is shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to its participants) and such participants (with respect to owners of beneficial interests in the global certificate other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair a person's ability to transfer or pledge beneficial interests in the global certificate.

   So long as DTC or its nominee is the registered holder and owner of the global certificate, DTC or its nominee, as the case may be, will be considered the sole legal owner and holder of the preferred securities represented by the certificate for all purposes of the declaration of trust, the guarantee and the indenture. Except as described below, owners of beneficial interests in the global certificate will not be entitled to have the preferred securities represented by the global certificate registered in their names, will not receive or be entitled to receive physical delivery of certificated preferred securities in definitive form and will not be considered to be the owners or holders of any preferred securities under the declaration of trust, the guarantee or the indenture. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global certificate desires to take any action that DTC, as the holder of the global certificate, is entitled to take, DTC would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

   Payment of amounts with respect to the preferred securities represented by the global certificate registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global certificate.

   We expect that DTC or its nominee, upon receipt of payment of amounts with respect to the global certificate, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the liquidation amount of the global certificate as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global certificate held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. Neither the trust, the initial purchasers nor we will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between or the relationship between such participants and the owners of beneficial interests in DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global certificate owning through such participants.

   Unless and to the extent they are exchanged in whole or in part for certificated preferred securities in definitive form, the global certificate may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

   Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global certificate among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the trust, the initial purchasers nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

   Neither the trust, the initial purchasers, nor we will be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the preferred securities, and we, the trust and the initial purchasers may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and their respective liquidation amounts, of the preferred securities to be issued).

   The information in this prospectus concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable. Neither the trust, the initial purchasers nor we will have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

 Certificated Preferred Securities

   The preferred securities represented by the global certificate are exchangeable for certificated preferred securities in definitive form only if:

  . DTC notifies us or the trust that it is unwilling or unable to continue as depositary for the global certificate or if at any time DTC ceases to be a clearing agency registered under the Exchange Act;

  . we, or the trust, in our discretion at any time determine not to have all of the preferred securities evidenced by the global certificate; or

  . a default entitling the holders of the preferred securities to accelerate the maturity of the preferred securities has occurred and is continuing.

Payment and Paying Agency

   Payments in respect of the global certificate will be made to DTC. DTC will credit the relevant accounts at DTC on the applicable distribution dates. For any preferred securities that are not held by DTC, payment will be made by check mailed to the address of the holder entitled to payment as the address appears on the register. The paying agent will initially be the property trustee. The paying agent will be permitted to resign upon 30 days' written notice to the property trustee, the administrative trustees and us. In the event that the property trustee is no longer willing to be the paying agent, the administrative trustees will appoint a successor, which will be a bank or trust company acceptable to the administrative trustees and to us, to act as paying agent.

   The property trustee has informed the trust that so long as it serves as paying agent for the preferred securities, it anticipates that information regarding distributions on the preferred securities, including payment date, record date and redemption information, will be made available through Wilmington Trust Company.

Registrar, Conversion Agent, and Transfer Agent

   The property trustee acts as registrar and conversion agent for the preferred securities. The property trustee acts as initial transfer agent for certificated preferred securities and may designate additional or substitute transfer agents at any time. Registration of transfers of certificated preferred securities will be effected without charge by or on behalf of the trust upon payment of any tax or other government charges that may be imposed in relation to the transfer. The trust will not be required to register the transfer of or exchange certificated preferred securities during the period beginning at the opening of business 15 days before any selection of certificated preferred securities to be redeemed and ending at the close of business on the day of that selection or any certificated preferred securities called for redemption.

Information Concerning the Property Trustee

   The property trustee, other than during the occurrence and continuance of an event of default, undertakes to perform only the duties that are specifically described in the declaration of trust. During the existence of an event of default under the declaration of trust, the property trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the declaration of trust at the request of any holder of preferred securities unless it is offered reasonable indemnity against any costs, expenses and liabilities that might be incurred by the property trustee. If no event of default has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous provisions in the declaration of trust or is unsure of the application of any provision of the declaration of trust, and the matter is not one on which holders of the preferred securities or the common securities are entitled under the declaration of trust to vote, then the property trustee will take such action as is directed by us. If we do not direct the property trustee to take action, the property trustee will take the action that it deems advisable and in the best interests of the holders of the preferred securities and common securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

   The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

  . the trust will not be deemed to be an "investment company" required to be registered under the 1940 Act;

  . the trust will not be classified as an association taxable as a corporation for United States federal income tax purposes or in a way that would substantially increase the risk that the trust would be classified as other than a grantor trust for United States federal income tax purposes; and

  . the debentures will be treated as our indebtedness for United States federal income tax purposes.

   In this connection, we and the administrative trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust or the declaration of trust, that we and the administrative trustees determine in our discretion to be necessary or desirable for these purposes, as long as the action does not materially adversely affect the interests of the holders of the preferred securities and common securities. Holders of the preferred securities and common securities have no preemptive or similar rights. The trust may not borrow money or issue debt or mortgage or pledge any of its assets.

Governing Law

   The declaration of trust and the preferred securities are governed by and construed in accordance with the laws of the State of Delaware.

                           DESCRIPTION OF DEBENTURES

   We issued the debentures under an indenture between us and Wilmington Trust Company, as trustee. The indenture will be qualified under the Trust Indenture Act and incorporates selected provisions of the Trust Indenture Act. We have summarized selected provisions of the indenture and the debentures. This summary is not complete, and is subject to and is qualified in its entirety by reference to all of the provisions of the indenture. A copy of indenture is available upon request. Unless the context requires otherwise, "Hanover," "we," "us," "our" and similar terms in this section refer solely to Hanover Compressor Company after giving effect to the Restructuring and not the trust or any of our other consolidated subsidiaries.

General

   Concurrently with the issuance of the preferred securities and common securities, the trust invested the proceeds in debentures issued by us. The debentures bear interest at the rate of 7 1/4% per annum from December 15, 1999. Interest is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning March 15, 2000, to the person in whose name each debenture is registered, subject to certain exceptions, at the close of business on the 1st day of the month of the applicable interest payment date. It is anticipated that, until the liquidation of the trust, each debenture will be registered in the name of the trust and held by the property trustee for the benefit of the holders of the Preferred Securities and common securities.

   The amount of interest payable for any period will be computed on the basis of the number of days elapsed in a 360-day year consisting of twelve 30-day months. If an interest payment date is not a business day, then we will make the payment of the interest on the next day that is a business day, without any additional interest or other payment due to the delay.

   Accrued interest that is not paid on the applicable interest payment date will bear additional interest compounded quarterly from the relevant interest payment date. The term "interest" as used in this prospectus includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable interest payment date, special interest (as described in the "Registration Rights" section of this prospectus) and additional sums (as described in "--Additional Sums"), as applicable.

   Unless previously redeemed or repurchased in accordance with the indenture, the debentures will mature on December 15, 2029.

   The debentures are unsecured and rank junior and are subordinate in right of payment to all of our senior debt and effectively subordinated to all existing and future liabilities of our subsidiaries, including HCI's bank credit facility. The indenture does not limit the incurrence or issuance of other secured or unsecured debt by us or any of our subsidiaries, including senior debt.

Option to Extend Interest Payment Date

   We can, on one or more occasions, defer interest payments on the debentures for up to 20 consecutive quarterly periods unless an event of default under the indenture has occurred and is continuing. Thus, we will not be obligated to pay interest on the debentures during a deferral period. We do not currently intend to defer interest payments on the debentures.

   We may extend a deferral period prior to the period's termination. However, we may not extend a deferral period, including all previous and further extensions of the period, beyond 20 consecutive quarterly interest periods or the maturity date of the debentures. On the interest payment date occurring at the end of each deferral period, we will pay to the holders of debentures all accrued and unpaid interest on the debentures, together with interest on that interest at the stated annual rate, compounded quarterly, to the extent permitted by applicable law. Once we make all interest payments due on the debentures, we can commence a new deferral period, subject to the same limitations. Consequently, there could be multiple deferral periods of varying lengths throughout the term of the debentures. During a deferral period, interest will continue to accrue and holders of the debentures (and holders of the preferred securities while the preferred securities are outstanding) will be required to recognize interest income for United States federal income tax purposes. Please read the "Federal Income Tax Consequences--Interest Income and Original Issue Discount" section of this prospectus.

   We will be subject to restrictions during a deferral period on our ability to pay dividends on our capital stock or to make payments on other debt securities that are on a parity with or junior to the debentures. Please read the "--Restrictions on Payments" section of this prospectus.

   We must give the property trustee, the administrative trustees and the debenture trustee notice of our election to begin a deferral period at least 10 days before the record date for the distributions on the preferred securities that would have been payable except for the election to begin or extend the deferral period. The debenture trustee will give notice of our election to begin or extend a new deferral period to the holders of the preferred securities.

Redemption

 Repayment at Maturity; Redemption of Debentures

   The debentures must be repaid at their stated maturity, unless earlier redeemed. The circumstances in which we may redeem the debentures prior to their stated maturity are described below. Upon the repayment in full at maturity or redemption (other than following the distribution of the debentures to the holders of the preferred securities and common securities), the trust will apply the proceeds from the repayment or redemption to redeem, at the applicable redemption price, an equivalent liquidation amount of preferred securities and common securities.

 Optional Redemption

   We have the right to redeem the debentures in whole or in part, at any time on or after December 20, 2002, upon not less than 20 nor more than 60 days' notice, at a redemption price equal to the following prices per $50 principal amount of debentures, plus accrued and unpaid interest thereon, if redeemed during the 12-month period ending December 19:

                                                                 Price Per $50
      Year                                                      Principal Amount
      ----                                                      ----------------
      2003.....................................................      $51.81
      2004.....................................................      $51.21
      2005.....................................................      $50.60
      2006 and thereafter......................................      $50.00

   In the event of any redemption in part, we will not be required:

  . to issue, register the transfer of or exchange any debenture during a period beginning at the opening of business 15 days before any selection of debentures for redemption and ending at the close of business on the earliest date on which the notice of redemption is deemed to have been given to all holders of debentures to be redeemed; and

  . to register the transfer of or exchange any debentures selected for redemption, in whole or in part, except the unredeemed portion of any debenture being redeemed in part.

   In no event will we optionally redeem the debentures during a deferral period. Accordingly, prior to optionally redeeming the debentures, all interest accrued and unpaid (together, in the case of a deferral period, with interest thereon, to the extent permitted by law) to the interest payment date immediately preceding the optional redemption date will be paid in full.

 Tax Event Redemption

   We may also, under limited circumstances within 90 days of the occurrence and continuation of a tax event, redeem the debentures in whole, but not in part, at the aggregate principal amount of the debentures plus accrued and unpaid interest on the debentures to the date of redemption. Please read the "Description of Preferred Securities--Tax Event or Investment Company Event Redemption or Distribution" section of this prospectus.

   If we are permitted to consummate the tax event redemption described above and desire to do so, we must mail notice to holders of Preferred Securities at least 20 days but not more than 60 days before the redemption date.

Additional Sums

   If the property trustee is the sole holder of all debentures and the trust is required to pay any additional taxes, duties, assessments or other governmental charges as a result of a tax event or otherwise, we will pay as additional amounts on the debentures, referred to in this prospectus as "additional sums", such amounts as are required so that the distributions payable by the trust to holders of Preferred Securities and common securities will not be reduced as a result of the additional taxes, duties, assessments or other governmental changes.

Restrictions on Payments

   If any of the following occur:

  . an event of default under the indenture;

  . we are in default in our payment obligations under the guarantee; or

  . we have given notice of our election of a deferral period as provided in the indenture and have not rescinded the notice, or a deferral period is continuing,

then, we covenant that we will not:

  . declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock other than stock dividends paid by us which consist of stock of the same class as that on which the dividend is being paid;

  . make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any of our debt securities that rank pari passu with or junior in interest to the debentures; or

  . make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks pari passu with or junior in interest to the debentures.

   However, we may:

  . declare or pay dividends or distributions in our common stock;

  . declare a dividend in connection with the implementation of a stockholders' rights plan, or issue stock under the plan in the future, or redeem or repurchase the rights pursuant to the plan;

  . make payments under the guarantee;

  . purchase shares of our common stock in connection with the satisfaction by us of our obligations under any employee benefit plan or any other of our contractual obligations so long as they do not rank pari passu with or junior in interest to the debentures;

  . do any of the foregoing if it is a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock; or

  . purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of that capital stock or the security being converted or exchanged.

Modification of Indenture

   From time to time we and the debenture trustee may, without the consent of the holders of debentures, amend, waive or supplement the indenture for specified purposes, including, among other things:

  . curing ambiguities, defects or inconsistencies (provided that any such action does not materially adversely affect the interest of the holders of debentures or the holders of the preferred securities so long as they remain outstanding); and

  . qualifying, or maintaining the qualification of, the indenture under the Trust Indenture Act.

   In addition, we and the debenture trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding debentures, can modify the indenture in a manner affecting the rights of the holders of debentures. However, without the consent of the holder of each affected debenture, we may not:

  . change the stated maturity of the debentures;

  . reduce the principal amount of the debentures;

  . reduce the rate or extend the time of payment of interest on the debentures; or

  . reduce the percentage of principal amount of debentures the consent of whose holders is required to amend, waive or supplement the indenture, or have certain other effects as set forth in the indenture.

   notwithstanding the provisions described above or in the "--Events of Default" section of this prospectus, so long as any of the preferred securities remain outstanding, (a) no modification may be made that adversely affects the holders of the preferred securities in any material respect, and no termination of the indenture may occur, and no waiver of any event of default under the indenture or compliance with any covenant under the indenture may be effective, without the prior consent of the holders of at least a majority in aggregate liquidation preference of preferred securities then outstanding unless and until the principal of and any premium on the debentures and all accrued and unpaid interest thereon has been paid in full and (b) where a consent under the indenture would require the consent of each holder of debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

Events of Default

   The indenture provides that any one or more of the following described events with respect to the debentures that has occurred and is continuing constitutes an event of default under the indenture:

  . failure for 30 days to pay any interest on the debentures when due
    (subject to the deferral of any due date in the case of a deferral period);

  . failure to pay any principal or premium, if any, on the debentures when due, whether at maturity, upon redemption, by declaration of acceleration or otherwise;

  . failure to observe or perform certain other covenants contained in the indenture for 60 days after written notice to us from the debenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures;

  . our failure to issue and deliver shares of our common stock upon an election by a holder of preferred securities to convert such preferred securities;

  . certain events of bankruptcy, insolvency or reorganization of Hanover; or

  . the voluntary or involuntary dissolution, winding-up or termination of the trust, except in connection with the distribution of the debentures to the holders of preferred securities or common securities in liquidation of the trust, the redemption of all of the preferred securities and common securities of the trust, or certain mergers, consolidations or amalgamations, each as permitted by the declaration of trust.

   The holders of a majority in aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee. The debenture trustee or the holders of not less than 25% in aggregate outstanding principal amount of the debentures may declare the principal due and payable immediately upon an event of default under the indenture and, should the debenture trustee or the holders of debentures fail to make such declaration, the holders of at least 25% in aggregate liquidation amount of the preferred securities will have such right. The holders of a majority in aggregate outstanding principal amount of the debentures may annul the declaration and waive the default if the default (other than the non-payment of the principal of the debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the debenture trustee. Should the holders of debentures fail to annul the declaration and waive the default, the holders of a majority in aggregate liquidation amount of the preferred securities will have the right.

   The holders of a majority in aggregate outstanding principal amount of the debentures affected thereby may, on behalf of the holders of all the debentures, waive any past default, except a default in the payment of principal of (or premium, if any) or interest (unless the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the debenture trustee) or a default in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debenture. Should the holders of such debentures fail to annul the declaration and waive such default, the holders of a majority in aggregate liquidation amount of the preferred securities will have the right. We are required to file annually with the debenture trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under the indenture.

   If an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be due and payable and to enforce its other rights as a creditor with respect to the debentures.

Enforcement of Certain Rights by Holders of Preferred Securities

   If an event of default under the indenture has occurred and is continuing and is attributable to our failure to pay interest or principal on the debentures on the date such interest or principal is otherwise payable, a holder of preferred securities may institute a direct action against us. We may not amend the indenture to remove the right to bring a direct action against us without the prior written consent of the holders of all of the preferred securities. Notwithstanding any payments made to a holder of preferred securities by us in connection with a direct action against us, we will remain obligated to pay the principal of and interest on the debentures, and will be subrogated to the rights of the preferred securities holders with respect to payments on the preferred securities to the extent of any payments made by us to such holder in any direct action against us.

   The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there is an event of default under the declaration of trust.

Consolidation, Merger, Sale of Assets and Other Transactions

   The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person, and no person may consolidate with or merge with or into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

  . in case we consolidate with or merge with or into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state of the United States or the District of Columbia, and the successor person expressly assumes our obligations on the debentures and provides for conversion rights in accordance with the terms of the indenture;

  . immediately after giving effect to the transaction, no event of default under the indenture, and no event which, after notice or lapse of time or both, would become an event of default under the indenture, will have occurred and be continuing;

  . if at the time any preferred securities are outstanding, the transaction is permitted under the declaration of trust and the guarantee and does not give rise to any breach or violation of the declaration of trust or the guarantee; and

  . other conditions as specified in the indenture are met.

   The general provisions of the indenture do not afford holders of the debentures protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders of the debentures.

Subordination

   In the indenture, we have covenanted and agreed that the debentures will be subordinate and junior in right of payment to all our senior debt to the extent provided in the indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of us, the holders of our senior debt will first be entitled to receive payment in full before the holders of debentures will be entitled to receive or retain any payment.

   If the maturity of the debentures is accelerated, the holders of all our senior debt outstanding at the time of the acceleration will be entitled to receive payment in full of all amounts due on the senior debt, including any amounts due upon acceleration, before the holders of the debentures will be entitled to receive or retain any payment of the principal of, and premium and interest, if any, on, the debentures.

   In the event that we default in the payment of any principal of, or premium or interest on, any of our senior debt, and such default continues beyond the period of grace, if any, specified in the instrument evidencing the senior debt, then, unless and until the default is cured or waived or ceases to exist or all senior debt is paid, no direct or indirect payment may be made or agreed to be made for principal of, and premium and interest, if any, on, the debentures, or in respect of any redemption, repayment, retirement, purchase or other acquisition of any of the debentures.

   The term "senior debt" as used in this prospectus means:

  . the principal of, and premium and interest, if any, on all of our indebtedness for money borrowed, whether outstanding on the date of execution of the indenture or thereafter created, assumed or incurred;

  . all obligations to make payment pursuant to the terms of financial instruments, such as (1) securities contracts and foreign currency exchange contracts, (2) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts, and (3) similar financial instruments; except, in the case of both the immediately preceding bullet point and this bullet point, the indebtedness and obligations that are expressly stated to rank junior in right of payment to, or pari passu in right of payment with, the debentures;

  . indebtedness or obligations of others of the kind described in the two immediately preceding bullet points above for the payment of which we are responsible or liable as guarantor or otherwise; and

  . any deferrals, renewals or extensions of such senior debt.

   However, senior debt does not include:

  . any of our debt which, when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, was without recourse to us;

  . trade accounts payable and accrued liabilities arising in the ordinary course of business;

  . any of our debt to any of our subsidiaries;

  . debt to any of our employees; and

  . debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than such payments otherwise would have been as a result of any obligation of such holders of such debt to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such debt is subject.

   The term "debt" as used in this prospectus means:

  . the principal of, and premium and interest, if any, on, indebtedness for money borrowed;

  . purchase money and similar obligations;

  . obligations under capital leases;

  . guarantees, assumptions or purchase commitments relating to, or other transactions as a result of which we are responsible for the payment of such indebtedness of others;

  . renewals, extensions and refunding of any such indebtedness;

  . interest or obligations in respect of any such indebtedness accruing after the commencement of any insolvency or bankruptcy proceedings; and

  . obligations associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts and similar arrangements.

   The indenture places no limitation on the amount of senior debt that we or our subsidiaries may incur. At December 31, 1999 after giving effect to the restructuring, we had no senior debt but had guaranteed approximately $62 million of HCI's indebtedness under its bank credit agreement. In addition, we had guaranteed the residual value of the equipment under HCI's sale and lease back transactions of approximately $333 million, which guarantee ranks senior to the debentures.

Structural Subordination

   The debentures are effectively junior in right of payment to all of our subsidiaries' existing or future indebtedness and other liabilities. As of December 31, 1999 after giving effect to the Restructuring, our subsidiaries had $7 million of indebtedness. The indenture permits our subsidiaries to incur indebtedness and other liabilities without restriction. Any indebtedness of our subsidiaries will effectively rank senior to the debentures with respect to such subsidiary's assets. Accordingly, there might only be a limited amount of assets available to satisfy Hanover's obligations under the debentures and, as a result, the trust's obligations to holders of the preferred securities.

   The debentures and the guarantee are obligations exclusively of Hanover. Since the operations of Hanover are conducted through its subsidiaries, the cash flow and the consequent ability to service debt, including the

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

debentures and the guarantee, of Hanover, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, Hanover.

   The payment of dividends and the making of loans and advances to Hanover by its subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

   Any right of Hanover to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that Hanover is itself recognized as a creditor of such subsidiary, in which case the claims of Hanover would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Hanover.

Registration and Transfer

   The debentures will be represented by one or more global certificates registered in the name of Cede & Co. as the nominee of DTC if, and only if, distributed to the holders of the preferred securities and the trust's common securities. Until that time, the debentures will remain registered in the name of and held by the property trustee. Should the debentures be distributed to holders of the preferred securities and the trust's common securities, beneficial interests in the debentures will be shown on, and transfers of debentures will be effected only through, records maintained by participants in DTC. Except as described below, debentures in certificated form will not be issued in exchange for the global certificates.

   A global security will be exchangeable for debentures in certificated form registered in the names of persons other than Cede & Co. only if:

  . DTC notifies us that it is unwilling or unable to continue as a depositary for the global security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act;

  . we in our sole discretion determine that the global security will be exchangeable; or

  . there shall have occurred and be continuing an event of default under the indenture.

   Payments on debentures held in global form will be made to DTC. For debentures issued in certificated form, principal and interest will be payable, the transfer of the debentures will be registrable, and debentures will be exchangeable for debentures of other denominations of a like aggregate principal amount, at the corporate office of the debenture trustee in New York, New York, or at the offices of any paying agent or transfer agent appointed by us, provided that payment of interest may be made at our option by check mailed to the address of the persons entitled to payment or by wire transfer.

   For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, please read the "Description of Preferred Securities--Form, Book-Entry Procedures and Transfer" section of this prospectus. If the debentures are distributed to the holders of the Preferred Securities and common securities upon the termination of the trust, the form, book-entry and transfer procedures with respect to the Preferred Securities as described under the "Description of Preferred Securities--Form, Book-Entry Procedures and Transfer" section of this prospectus will apply to the debentures.

Payment and Paying Agents

   Payment of the principal of, and premium and interest, if any, on, the debentures will be made at the office or agency of us maintained for that purpose in New York, New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. However, at our option, payment of interest may be made (except in the case of debentures that are held in global form) by check mailed to each registered holder or by wire transfer. Payment of any interest on any debenture will be made to the person in whose name the debenture is registered at the close of business on the record date for such interest, except in the case of defaulted interest.

Governing Law

   The indenture and the debentures are governed by and construed in accordance with the laws of the State of New York.

Information Concerning the Debenture Trustee

   The debenture trustee has and is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the debenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities that might be incurred by the debenture trustee. The debenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the debenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

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

                            DESCRIPTION OF GUARANTEE

   The guarantee was executed and delivered by us concurrently with the issuance by the trust of the preferred securities for the benefit of holders of preferred securities. Wilmington Trust Company acts as trustee under the guarantee agreement. The guarantee agreement will be qualified under the Trust Indenture Act. We have summarized selected provisions of the guarantee agreement. This summary is not complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the guarantee agreement. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. A copy of the guarantee agreement is available upon request. Unless the context requires otherwise, "Hanover," "we," "us," "our" and similar terms in this section refer solely to Hanover Compressor Company after giving effect to the Restructuring and not the trust or any of our other consolidated subsidiaries.

General

   Under the guarantee agreement, we irrevocably agree to pay in full on a subordinated basis, to the extent described below, the guarantee payments described below to the holders of the preferred securities regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment. The following payments, called the guarantee payments, with respect to the preferred securities, to the extent not paid by or on behalf of the trust, will be subject to the guarantee:

  . any accrued and unpaid distributions required to be paid on the preferred securities, to the extent that the trust has funds on hand available for payment at such time;

  . the applicable redemption price with respect to preferred securities called for redemption, to the extent that the trust has funds on hand available for payment at such time; and

  . upon a voluntary or involuntary dissolution, winding up or liquidation of the trust, other than in connection with the distribution of debentures to the holders of the preferred securities or the redemption of all of the preferred securities, the lesser of:

    . the liquidation distribution, to the extent the trust has funds available therefor; and

    . the amount of assets of the trust remaining available for distribution to holders of the preferred securities upon liquidation of the trust after satisfaction of liabilities to creditors of the trust as required by applicable law.

   Our obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by us to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

   The guarantee is an irrevocable guarantee on a subordinated basis of the trust's obligations under the preferred securities. However, the guarantee will apply only to the extent that the trust has funds sufficient to make such payments, and is not a guarantee of collection. If we do not make interest payments on the debentures held by the trust, the trust will not be able to pay distributions on the preferred securities and will not have funds legally available for the distributions.

   The guarantee ranks subordinate and junior in right of payment to all senior debt. In addition, our obligations under the guarantee are effectively subordinated to all existing and future liabilities of our subsidiaries. The guarantee does not limit the incurrence or issuance of other secured or unsecured debt by us or by our subsidiaries, including senior debt.

   Taken together, our obligations under the guarantee agreement, the declaration of trust, the debentures and the indenture, including our obligation to pay the costs, expenses and other liabilities of the trust other than the trust's obligations to the holders of the preferred securities and common securities, provide, in the aggregate, a full, irrevocable and unconditional guarantee of all of the trust's obligations under the preferred securities. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust's obligations under the preferred securities.

Status of the Guarantee

   The guarantee is a guarantee of payment and not of collection, meaning the guaranteed party may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity. The guarantee will be held for the benefit of the holders of the preferred securities. The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution to the holders of the preferred securities of the debentures.

Amendments and Assignment

   Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities (in which case no vote will be required), the guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate liquidation amount of the outstanding preferred securities. The manner of obtaining any such approval will be as set forth under the "Description of preferred securities--Voting Rights; Amendment of the Declaration" section of this prospectus. All guarantees and agreements contained in the guarantee will bind the successors, assigns, receivers, trustees and our representatives and will inure to the benefit of the holders of the preferred securities then outstanding.

Events of Default

   An event of default under the guarantee will occur upon our failure to perform any of our payment or other obligations under the guarantee agreement. However, except for a failure to make a guarantee payment, we are entitled to receive notice of the default and cure the default within 60 days after receipt of the notice. The holders of a majority in aggregate liquidation amount of the preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee.

   Any holder of the preferred securities may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

   We, as guarantor, are required to file annually with the guarantee trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under the guarantee.

Information Concerning the Guarantee Trustee

   The guarantee trustee, other than during the occurrence and continuance of a default by us in performance of the guarantee, undertakes to perform only the duties that are specifically described in the guarantee. After a default under the guarantee agreement, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of the preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred.

Termination of the Guarantee

   The guarantee will terminate as to each holder of preferred securities upon:

  . full payment of the redemption price and accrued and unpaid distributions with respect to all preferred securities;

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

  . distribution of the debentures held by the trust to the holders of the preferred securities;

  . liquidation of the trust; or

  . distribution of our common stock to such holder in respect of the conversion of such holder's preferred securities into common stock.

   In addition, the guarantee will terminate completely upon full payment of the amounts payable in accordance with the declaration of trust. The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder must restore payment of any sums paid under the preferred securities or the guarantee.

Governing Law

   The guarantee agreement is governed by and construed in accordance with the laws of the State of New York.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                        THE DEBENTURES AND THE GUARANTEE

Full and Unconditional Guarantee

   Payments of distributions and other amounts due on the preferred securities (to the extent the trust has funds available for the payment of such distributions) are irrevocably guaranteed by us to the extent set forth under the "Description of Guarantee" section of this prospectus. Taken together, our obligations under the debentures, the indenture, the declaration of trust and the guarantee agreement provide a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust's obligations under the preferred securities. If and to the extent that we do not make payments on the debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay such distributions. In such event, the remedy of a holder of preferred securities is to institute a direct action against us under the debentures. Our obligations under the guarantee are subordinate and junior in right of payment to all our senior debt. Unless the context requires otherwise, "Hanover," "we," "us," "our" and similar terms in this section refer solely to Hanover Compressor Company after giving effect to the Restructuring and not the trust or any of our other consolidated subsidiaries.

Sufficiency of Payments

   As long as payments of interest and other payments are made when due on the debentures, the payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

  . the aggregate principal amount or applicable redemption price of the debentures will be equal to the sum of the aggregate liquidation amount or applicable redemption price, as applicable, of the preferred securities and common securities;

  . the interest rate payable on the debentures and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

  . we will pay for all costs, expenses and liabilities of the trust except the trust's obligations to holders of preferred securities and common securities; and

  . the declaration of trust further provides that the trust will not engage in any activity that is not consistent with its limited purposes.

   Notwithstanding anything to the contrary in the indenture, we have the right to set off any payment we are otherwise required to make under the indenture to the extent we have made, or are concurrently on the date of such payment making, any payment under the guarantee used to satisfy the related payment of indebtedness under the indenture.

Enforcement Rights of Holders of Preferred Securities

   Any holder of preferred securities may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person or entity and may, under certain circumstances, also institute a legal proceeding directly against us to recover unpaid amounts under the debentures.

   A default or event of default under any of our senior debt would not constitute a default or event of default under the declaration of trust. However, in the event of payment defaults under, or acceleration of, our senior debt, the subordination provisions of the indenture provide that no payments may be made in respect of the debentures until the senior debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on debentures would constitute an event of default under the declaration of trust.

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

Limited Purpose of the Trust

   The preferred securities evidence a beneficial interest in the trust, and the trust exists for the sole purpose of issuing the preferred securities and common securities and investing the proceeds of the preferred securities and common securities in debentures.

Rights Upon Dissolution

   Upon any voluntary or involuntary dissolution, winding-up or liquidation of the trust involving the liquidation of the debentures, after satisfaction of the liabilities of creditors of the trust as required by applicable law, the holders of the preferred securities and common securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. Upon any voluntary or involuntary liquidation or our bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of us, subordinated in right of payment to all senior debt as set forth in the indenture, but entitled to receive payment in full of principal and interest, before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust, other than the trust's obligations to the holders of the preferred securities and common securities, the positions of a holder of preferred securities and a holder of debentures relative to other creditors and to our stockholders in the event of liquidation or our bankruptcy are expected to be substantially the same.

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

                      DESCRIPTION OF HANOVER CAPITAL STOCK

   Our authorized capital stock currently consists of 100,000,000 shares of common stock and 3,000,000 shares of preferred stock, $.01 par value per share. The following summary description relating to the capital stock does not purport to be complete. For a detailed description, reference is made to our certificate of incorporation.

Common Stock

   As of December 31, 1999, 28,752,937 shares of common stock were issued and held of record by approximately 233 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to our preferred stock, holders of common stock are entitled to receive ratably any dividends declared by our board of directors out of legally available funds. On liquidation, dissolution, sale or winding up of Hanover, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights. Holders of common stock have no preemptive or subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon conversion of the preferred securities will be, fully paid and nonassessable. We have never declared a dividend on the common stock, and our bank credit agreement prohibits the payment of dividends on common stock without the lenders' prior written consent. The payment of any such dividends also will be subject to, and may be limited by, the terms of any preferred stock we may issue in the future.

Transfer Agent And Registrar

   The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services.

Preferred Stock

   We are authorized to issue 3,000,000 shares of preferred stock. Our board of directors may establish, without stockholder approval, one or more classes or series of preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the board of directors may designate. We believe that this power to issue preferred stock provides flexibility in connection with possible corporate transactions. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and restrict their rights to receive payments upon liquidation of Hanover. It could also have the effect of delaying, deferring or preventing a change in control of Hanover.

Special Provisions Of The Certificate Of Incorporation And Delaware Law

   Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors to us or our stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102(b). Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to Hanover or our stockholders (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (d) for any transaction from which the director derived an improper personal benefit.

   To the maximum extent permitted by law, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers and permit indemnification of our officers, employees and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been a director, officer, employee or agent of Hanover or its subsidiaries. In addition, we must advance or reimburse directors, and may advance or reimburse officers, employees and agents for expenses incurred by them in connection with indemnifiable claims.

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (a) before that person became an interested stockholder, the corporation's board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. Under
Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. "Business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. "Interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

                        FEDERAL INCOME TAX CONSEQUENCES

   In the opinion of Latham & Watkins, counsel to Hanover, the following are the material United States federal income tax consequences to beneficial owners resulting from their ownership and disposition of the preferred securities and the common stock. Unless otherwise stated, this summary considers only preferred securities and common stock held as capital assets (generally, property held for investment). The tax treatment of a holder may vary depending on its particular situation. This summary does not consider all aspects of taxation that may be relevant to a holder in light of its particular circumstances or to classes of holders who are subject to special treatment under the federal income tax laws, including, without limitation:

  . banks, thrifts, and other financial institutions;

  . real estate investment trusts and regulated investment companies;

  . insurance companies;

  . tax exempt organizations;

  . broker-dealers;

  . persons holding preferred securities or common stock as part of a straddle or as part of a hedging or conversion transaction or other integrated investment;

  . foreign persons; and

  . persons whose functional currency is not the United States dollar.

   In addition, this summary does not include any discussion of the alternative minimum tax consequences or the tax laws of any state, local or foreign jurisdictions that may be applicable to the preferred securities and the common stock.

   This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change, possibly on a retroactive basis. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the ownership and disposition of the preferred securities and the common stock may differ from the treatment described below. Neither the trust nor Hanover has sought, nor will either seek, a ruling from the Internal Revenue Service (the "IRS") on the federal tax consequences described in this summary, and it is possible that the IRS could take a position contrary to the interpretations herein.

   Investors are advised to consult their own tax advisors as to the tax consequences of the ownership and disposition of the preferred securities and the common stock, in light of their particular circumstances, under the federal income tax laws and any applicable state, local, foreign and other tax laws, including the effects of possible future changes in such laws.

Classification of the Trust

   Assuming full compliance with the terms of the declaration of trust, the indenture and certain other documents, the trust will be classified for federal income tax purposes as a grantor trust and not as a corporation or a publicly traded partnership taxable as a corporation. Accordingly, each holder of preferred securities will be considered to be the owner of an undivided interest in the debentures held by the trust and will be required to include in gross income its pro rata share of interest income on the debentures, including original issue discount (if any), whether or not cash is actually distributed to the holder.

Classification of the Debentures

   Hanover intends to take the position that the debentures will be classified for federal income tax purposes as indebtedness. By acceptance of the preferred securities, each holder covenants to treat the debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the debentures. No assurance can be given, however, that the classification of the debentures as indebtedness will not be challenged by the IRS or, if challenged, that such a challenge will not be successful. The remainder of this summary assumes that the debentures will be classified for federal income tax purposes as indebtedness of Hanover.

Interest Income and Original Issue Discount

   Unless the original issue discount ("OID") rules apply to the debentures, as discussed below, stated interest on the preferred securities generally will be taxable to a holder as ordinary income when paid or accrued in accordance with the holder's method of accounting for federal income tax purposes. While the existence of an issuer's option to defer the payment of interest on debt instruments generally results in the application of the OID rules, debt instruments like the debentures are not considered issued with OID if there is only a "remote" likelihood of the issuer exercising its option of deferral.

   Hanover believes that, as of the issue date of the preferred securities, the likelihood of Hanover deferring payments of interest under the terms of the debentures was "remote" within the meaning of the applicable Treasury Regulations. Therefore, the debentures should not be treated as subject to the OID rules at the time of their original issuance by reason of Hanover's deferral option.

   If the likelihood of Hanover exercising its option to defer any payment of interest was determined not to be "remote" or if Hanover does exercise its option to defer payments of interest, the debentures would be treated as subject to the OID rules at the time of their original issuance or at the time of such exercise, as the case may be, for the entire remaining term of the debentures. Under these rules, all of the stated interest on the debentures would be treated as OID and such OID would accrue, and be includible in income, on a daily basis under a constant yield method, including during any interest deferral period, regardless of the holder's method of accounting for federal income tax purposes. Consequently, holders of the preferred securities would be required to include OID in gross income even if Hanover did not make any actual distributions during a deferral period. Actual distributions of stated interest on the debentures generally would not be separately taxable. A holder that disposes of its preferred securities prior to the record date for payment of distributions on the debentures will be subject to tax on OID accrued through the date of disposition and not previously included in income, but will not receive cash from the trust with respect to such OID. If Hanover exercises its deferral option, investors should consult their own tax advisors regarding their specific tax consequences of such deferral.

   The income underlying the preferred securities should be treated as interest and will not be characterized as dividends for federal income tax purposes. Consequently, corporate holders of the preferred securities should not be entitled to a dividends-received deduction for any income recognized with respect to the preferred securities.

Market Discount

   The market discount rules generally provide that, subject to a statutorily-defined de minimis exception, if an investor acquires a debt instrument at a market discount (i.e., at a price below its stated redemption price at maturity or its revised issue price if it is subject to the OID rules) and thereafter recognizes gain upon its disposition (or disposes of it in certain non-recognition transactions such as a gift), the lesser of (i) such recognized gain (or, in the case of an applicable non-recognition transaction, the deemed gain based on the fair market value of the instrument at the time of the non-recognition transaction) or (ii) the portion of the market discount that accrued while the instrument was held by such holder will be treated as ordinary interest income at the time of the disposition. A holder of a preferred security who is considered to have acquired a debenture at a market discount would be required to treat as ordinary interest income the portion of any principal payment (including a payment on maturity) attributable to accrued market discount. In addition, a holder of a preferred security who is considered to have acquired a debenture at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the preferred security until such holder disposes of the preferred security in a taxable transaction.

   A holder of a preferred security who is considered to have acquired a debenture at a market discount may elect to include market discount in income as the discount accrues, either on a ratable basis or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may only be revoked with the consent of the IRS. If a holder makes a current inclusion election, the foregoing rules with respect to the recognition of ordinary income on sales, principal payments and certain other dispositions of the preferred securities and the deferral of interest deductions on indebtedness related to the preferred securities would not apply.

Amortizable Bond Premium

   Generally, if the price or tax basis of a preferred security exceeds the sum of all amounts payable on a debenture after the acquisition date (other than payments of qualified stated interest), such excess may constitute amortizable bond premium that a holder may elect to amortize under the constant interest rate method over the period from the holder's acquisition date to the maturity date of the preferred security. Amortizable bond premium generally will be treated as an offset to the interest income underlying a preferred security, rather than as a separate interest deduction item subject to the investment interest limitations of the Code. A holder of a preferred security that elects to amortize bond premium must generally reduce the tax basis in the preferred security by the amount of bond premium used to offset interest income. If a preferred security purchased at a premium is redeemed in full prior to its maturity, a holder of a preferred security who has elected to amortize bond premium may be entitled to a deduction for any remaining unamortized bond premium in the taxable year of redemption.

Sale of Preferred Securities

   A holder who sells preferred securities will be considered to have disposed of all or part of its pro rata share of the debentures and will recognize gain or loss equal to the difference between the amount realized on the sale of the preferred securities and the holder's adjusted tax basis in such preferred securities. A holder's adjusted tax basis in the preferred securities generally will be its initial purchase price, increased by any OID or market discount previously includible in such holder's income to the date of sale and decreased by distributions or other payments received on the preferred securities from and including the day that the debentures became subject to the OID rules and by the amount of amortizable bond premium that offset interest income. Subject to the OID and market discount rules discussed above, any gain or loss recognized on the sale of the preferred securities generally will be capital gain or loss except to the extent of any accrued interest with respect to such holder's pro rata share of the debentures required to be included in income as ordinary income. Such capital gain or loss will be long-term capital gain or loss if the preferred securities have been held by the holder for more than one year.

   If the debentures are subject to the OID rules, a holder who disposes of its preferred securities between record dates for payments of distributions thereon will be required to include OID on the debentures through the date of disposition in income as ordinary income, and to add such amount to its adjusted tax basis in the preferred securities. To the extent the amount realized on the sale is less than the holder's adjusted tax basis, which basis will include all accrued but unpaid OID, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

Receipt of Debentures or Cash Upon Liquidation of the Trust

   Under certain circumstances, the debentures may be distributed to holders in exchange for the preferred securities and in liquidation of the trust. Such a distribution would be a nontaxable event to each holder, and each holder would receive an aggregate tax basis in the debentures equal to such holder's aggregate tax basis in the preferred securities. A holder's holding period in the debentures so received would include the period during which the preferred securities were held by such holder.

   Under certain circumstances, the debentures also may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their preferred securities. Such a redemption would constitute a taxable disposition of the redeemed preferred securities, and a holder would recognize gain or loss as if it sold the redeemed preferred securities for cash. Please read the "--Sale of Preferred Securities" section of this prospectus.

   If, however, the liquidation of the trust were to occur because of an event which results in the trust being subject to federal income tax with respect to income accrued or received on the debentures, the distribution of the debentures to a holder of preferred securities would be a taxable event to the trust and to each holder of preferred securities. In this case, each holder of preferred securities would recognize gain or loss as if the holder had exchanged its preferred securities for the debentures upon liquidation of the trust.

Conversion of Preferred Securities into Common Stock

   Except to the extent attributable to accrued but unpaid interest on the debentures, a holder of preferred securities generally will not recognize income, gain or loss upon the conversion of preferred securities into Hanover common stock. A holder will, however, recognize gain or loss upon the receipt of cash in lieu of a fractional share of common stock equal to the amount of cash so received less the holder's adjusted tax basis in the fractional share. A holder's tax basis in the common stock received upon conversion generally will be equal to the holder's adjusted tax basis in the preferred securities delivered to the conversion agent for exchange, less the basis allocated to any fractional share for which cash is received. A holder's holding period in the common stock received upon conversion generally will include the holding period of the preferred securities delivered to the conversion agent for exchange.

Adjustment of Conversion Price

   Treasury Regulations promulgated under Section 305 of the Code may treat holders of preferred securities as having received a constructive distribution from Hanover in certain events in which the conversion ratio of the debentures into common stock is adjusted. Accordingly, under certain circumstances, a reduction in the conversion price for the debentures may result in deemed dividend income to holders of preferred securities to the extent of current and accumulated earnings and profits of Hanover. In this case, holders of preferred securities would be required to include their allocable share of such deemed dividend income in gross income but would not receive any cash related thereto, and holders would increase their tax basis in their preferred securities by the amount includible in income. Holders are advised to consult their own tax advisors as to the federal income tax consequences of adjustments in the conversion ratio of the debentures.

Distributions on Common Stock

   The amount of any distribution on the common stock will be equal to the amount of cash and the fair market value of any property distributed. Generally, distributions will be treated as dividends, subject to tax as ordinary income, to the extent of Hanover's current and accumulated earnings and profits as determined for federal income tax purposes, then as a tax-free return of capital to the extent of a holder's tax basis in the common stock and thereafter as gain from the sale or exchange of the stock. In general, a corporate recipient of a dividend distribution will qualify for a dividends received deduction the amount of which varies, depending upon the level of the holder's stock ownership, and which is subject to certain holding period, taxable income and other limitations.

Sale of Common Stock

   Upon the sale or taxable exchange of common stock, a holder generally will recognize gain or loss equal to the difference between the amount of cash and the fair market value of any property received and such holder's adjusted tax basis in the common stock. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if such holder's holding period for the common stock exceeds one year. The determination of a holder's basis and holding period in common stock received upon conversion of preferred securities are discussed above under the "--Conversion of Preferred Securities into Common Stock" section of this prospectus. A holder that purchases common stock generally will have a basis in the common stock equal to the amount of cash paid plus the fair market value of any property exchanged for the stock.

Information Reporting

   The trust will report the interest paid or accrued, including OID (if any), during the year with respect to the debentures, and any gross proceeds received by the trust from the retirement or redemption of the debentures, annually to the holders of record of the preferred securities and to the IRS. The trust currently intends to deliver such reports to holders of record not later than January 31 following each calendar year. It is anticipated that persons who hold preferred securities as nominees for beneficial owners will report the required tax information to beneficial owners on Form 1099.

Backup Withholding

   Payments made on, and proceeds from the sale of, preferred securities, any debentures distributed by the trust or any common stock received on conversion may be subject to 31% backup withholding unless the holder complies with certain identification requirements or otherwise qualifies for an exemption from backup withholding. Backup withholding is not an additional tax. Any withheld amounts generally will be refunded or credited against the holder's federal income tax liability, provided the required information is timely filed with the IRS.

Possible Tax Law Changes

   Holders of preferred securities should be aware that legislation has been proposed by the Clinton Administration in the past that, if enacted, would have denied an interest expense deduction to issuers of instruments such as the preferred securities. While legislation of this kind is not currently pending, it is possible that similar legislation ultimately could be enacted into law, or that other developments may occur on or after the date of this prospectus that would adversely affect the tax treatment of the preferred securities or the trust. Changes of this kind could, among other things, result in the redemption of the preferred securities for cash or the dissolution of the trust and the distribution of the debentures to holders of the preferred securities.

                          CERTAIN ERISA CONSIDERATIONS

   Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Preferred Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA, whether the investment could result in an improper delegation of fiduciary authority and whether the investment would be consistent with the documents and instruments governing the plan.

   Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code, from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to such plans. A violation of these "prohibited transaction" rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code.

   Under a regulation issued by the United States Department of Labor (the "DOL"), the assets of the trust would be deemed to be "plan assets" of a plan for purposes of ERISA and Section 4975 of the Code if "plan assets" of the plan were used to acquire an equity interest in the trust and no exception were applicable under the plan assets regulation. An "equity interest" is defined under the plan assets regulation as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features and specifically includes a beneficial interest in a trust.

   Pursuant to an exception contained in the plan assets regulation, the assets of the trust would not be deemed to be "plan assets" of investing plans if, immediately after the most recent acquisition of any equity interest in the trust, less than 25% of the value of each class of equity interests in the trust were held by plans, other employee benefit plans not subject to ERISA or
Section 4975 of the Code (such as governmental, church and foreign plans), and entities holding assets deemed to be "plan assets" of any plan. We cannot assure you that the value of the preferred securities held by benefit plan investors will be less than 25% of the total value of such preferred securities at the completion of the initial offering or otherwise.

   Certain transactions involving the trust could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to a plan if the preferred securities were acquired with "plan assets" of such plan and assets of the trust were deemed to be "plan assets" of plans investing in the trust. For example, if we are a party in interest with respect to an investing plan (either directly or by reason of its ownership of its subsidiaries), extensions of credit between the trust and us (as represented by the debentures and the guarantee) would likely be prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code, unless exemptive relief were available under an applicable administrative exemption (see below). Because the assets of the trust may be considered "plan assets" for ERISA purposes as a result of a plan's acquisition and holding of preferred securities, a plan fiduciary should consider (a) whether powers which potentially may be exercised by any person or entity with respect to the trust or its assets would result in such person or entity being potentially deemed to be a fiduciary and, therefore, a party in interest with respect to a plan acquiring or holding preferred securities and (b) if so, whether such acquisition and holding could result in a delegation of fiduciary authority which is impermissible under the plan's governing instruments or any investment management agreement with the plan. In making such determination, a plan fiduciary should note that prior to a default, the trustees will have only limited custodial and ministerial authority with respect to the assets of the trust.

   The DOL has issued five prohibited transaction class exemptions that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the preferred securities, assuming that assets of the trust were deemed to be "plan assets" of plans investing in the trust (see above). Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by qualified professional asset managers).

   Because the preferred securities may be deemed to be equity interests in the trust for purposes of applying ERISA and Section 4975 of Code, the preferred securities may not be purchased or held by any plan, any entity whose underlying assets include "plan assets" by reason of any plan's investment in an entity (a "plan asset entity") or any person investing "plan assets" of any plan, unless the purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14. Any purchaser or holder of the preferred securities or any interest therein will be deemed to have represented by its purchase and holding that it either (a) is not a plan or a plan asset entity and is not purchasing such securities on behalf of or with "plan assets" of any plan or (b) is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14. See "Transfer Restrictions." Further, the fiduciaries of any plan or plan asset entity which may purchase or hold preferred securities will be deemed as a result of such acquisition or holding to have (a) directed the trust to invest in the debentures, (b) authorized and directed any of the actions taken or which may be taken with respect to the trust, the debentures and the preferred securities by any of the trustees, the debenture trustee, the guarantee trustee, or us as contemplated by the indenture, the debentures or the guarantee and (c) to have appointed the trustees.

   Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the preferred securities on behalf of or with "plan assets" of any plan consult with their counsel regarding the potential consequences if the assets of the trust were deemed to be "plan assets" and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14.

                              REGISTRATION RIGHTS

   We and the trust entered into a registration agreement with the initial purchasers of the preferred securities for the benefit of the holders of the preferred securities wherein we and the trust agreed, at our sole expense, to

  . file as soon as practicable, but in no event more than 60 days after the original issuance of the preferred securities, a shelf registration covering resales of the preferred securities, the guarantee, the debentures and the related common stock issuable upon conversion of the preferred securities;

  . use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 150 days after the original issuance of the preferred securities; and

  . use our best efforts to keep effective the shelf registration statement for two years or such other period as required under Rule 144(k) of the Securities Act or any successor rule thereto or, if earlier, such time as all of the applicable securities have been sold thereunder.

   We will provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the securities has become effective and take certain other actions as are required to permit unrestricted resales of the securities. A holder that sells securities pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration agreement that are applicable to such a holder (including certain indemnification rights and obligations).

   If (1) within 150 days of the original issuance of the preferred securities the shelf registration statement has not been declared effective by the Commission, or (2) if a shelf registration statement is declared effective by the Commission and we or the trust fail to keep the shelf registration statement continuously effective and usable (subject to some exceptions) for the period required by the registration agreement, then additional interest, referred to in this prospectus as special interest, will accrue on the debentures, and corresponding special distributions will accrue on the preferred securities and common securities, in each case from and including the day following the registration default to but excluding the day on which the registration default has been cured or has been deemed to have been cured. Special interest and special distributions will be paid in cash quarterly in arrears on each interest payment date commencing with the first interest payment date following the applicable registration default and will accrue at a rate so that the interest rate or distribution rate, as the case may, will be increased 0.50% per annum of the principal amount or liquidation amount, as applicable. Following the cure of a registration default, special interest and special distributions will cease to accrue with respect to the applicable registration default.

   Each security will contain a legend to the effect that the holder of the security, by its acceptance of the security, will be deemed to have agreed to be bound by the provisions of the registration agreement.

   The registration agreement is governed by, and construed in accordance with, the laws of the State of New York. This summary of the registration agreement is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration agreement. A form of the registration agreement is available upon request.

                                SELLING HOLDERS

   The preferred securities were originally issued by the trust and sold by Credit Suisse First Boston Corporation, Goldman Sachs & Co., Salomon Smith Barney Inc. and Dain Rauscher Incorporated (the "initial purchasers") in a transaction exempt from the registration requirements of the Securities Act, to persons reasonably believed by such initial purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). The holders named below and their transferees, pledgees, donees or successors (collectively, the "Selling Holders") may from time to time offer and sell pursuant to this prospectus any or all of the Preferred Securities, any debentures and common stock issued upon conversion of the preferred securities.

   The following table sets forth information, as of May 1, 2000, with respect to the Selling Holders of the preferred securities and the respective number of preferred securities beneficially owned by each Selling Holder that may be offered pursuant to this prospectus.

                          Principal Amount of
                               Preferred      Number of Shares
                              Securities      of Common Stock  Number of Shares of
                          Beneficially Owned   Owned Prior to      Common Stock
     Selling Holder       and Offered Hereby  the Offering(1)  Offered Hereby(1)(2)
     --------------       ------------------- ---------------- --------------------
Allstate Insurance
 Company................      $   925,000           25,874             25,874
Alpine Associates.......      $ 7,605,000          212,727            212,727
Alpine Partners, L.P....      $ 1,140,000           31,888             31,888
Bank of America Pension
 Plan...................      $ 2,250,000           62,937             62,937
BBT Fund, L.P...........      $ 5,000,000          139,860            139,860
Bear, Stearns & Co.
 Inc....................      $ 1,000,000           27,972             27,972
BNP Arbitrage SNC.......      $ 2,755,000           77,062             77,062
Castle Convertible Fund,
 Inc....................      $ 1,250,000           34,965             34,965
Credit Suisse First
 Boston Corporation.....      $ 6,373,450          178,278            178,278
Deeprock & Co...........      $ 1,250,000           34,965             34,965
Deutsche Bank Securities
 Inc....................      $11,675,000          326,573            326,573
Duckbill & Co...........      $ 2,750,000           76,923             76,923
Forest Alternative
 Strategies Fund II
 L.P. Series A-5M.......      $   100,000            2,797              2,797
Forest Alternative
 Strategies Fund II
 L.P. Series A-5I.......      $   250,000            6,993              6,993
Forest Fulcrum Fund LP..      $ 1,350,000           37,762             37,762
Forest Global
 Convertible Fund.......      $ 6,417,850          179,520            179,520
Goldman Sachs and
 Company................      $   425,000           11,888             11,888
Highbridge International
 LLC....................      $11,445,850          320,163            320,163
Lipper Convertibles,
 L.P. ..................      $ 2,500,000           69,930             69,930
Lipper Offshore
 Convertibles, L.P. ....      $ 2,250,000           62,937             62,937
Lipper Offshore
 Convertibles, L.P.
 #2 ....................      $   250,000            6,993              6,993
LLT Limited.............      $   300,000            8,391              8,391
Retail Clerks Pension
 Trust..................      $ 2,750,000           76,923             76,923
Sylvan IMA Ltd..........      $ 1,250,000           34,965             34,965
Teacher's Insurance and
 Annuity Association of
 America................      $ 2,000,000           55,944             55,944
White River Securities,
 LLC....................      $ 1,000,000           27,972             27,972
  Subtotal..............      $76,262,150        2,133,202          2,133,202
                              -----------        ---------          ---------
Unnamed holders of
 preferred securities or
 any future transferees,
 pledgees, donees or
 successors of or from
 any such named holder
 (3) (4)................      $ 9,987,850          279,383            279,383
  Total.................      $86,250,000        2,412,585          2,412,585

--------
(1) Comprises the shares of common stock into which the preferred securities held by such Selling Holder are convertible at the initial conversion price. The conversion price and the number of shares of common stock issuable upon conversion of the preferred securities are subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock issuable upon conversion of the Preferred Securities may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the preferred securities; rather, cash will be paid in lieu of fractional shares, if any.
(2) Assumes the offering of such shares by such Selling Holder pursuant to the registration statement of which this prospectus forms a part.
(3) No such holder may offer preferred securities or common stock pursuant to the registration statement of which this prospectus from a part until such holder is included as a Selling Holder in a supplement to this prospectus.
(4) Assumes that the unnamed holders of preferred securities or common stock or any future transferees, pledgees, donees or successors of or from any such named holder do not beneficially own any common stock other than the common stock issuable upon conversion of the preferred securities at the initial conversion price.

   The following table sets forth information with respect to the selling stockholder and the number of shares of common stock beneficially owned by him that may be offered under this prospectus. The selling stockholder acquired these shares in private placement transactions and has contractual rights to include resales of his shares in this prospectus.

                                                                         Number
                                                                           of
                                                                         Shares
                                                                          That
                                                                         May Be
   Selling Stockholder                                                    Sold
   -------------------                                                   -------
Ted Collins, Jr......................................................... 173,268
                                                                         -------

   Except for Ted Collins, Jr., who is a director of the Company, none of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with the trust or Hanover or any of their respective predecessors or affiliates.

   Because the Selling Holders may, pursuant to this prospectus, offer all or some portion of the preferred securities or common stock they presently hold, no estimate can be given as to the amount of the preferred securities or shares of common stock that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified above may have sold, transferred or otherwise disposed of all or a portion of their preferred securities or common stock since the date on which they provided the information regarding their preferred securities or common stock, in transaction exempt from the registration requirements of the Securities Act.

   Only Selling Holders identified above who beneficially own the preferred securities or common stock set forth opposite each such Selling Holder's name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell such preferred securities or common stock pursuant to the registration statement. We may from time to time include additional Selling Holders in supplements to this prospectus.

   We will pay the expenses of registering the preferred securities and common stock being sold hereunder.

                              PLAN OF DISTRIBUTION

   The securities offered hereby (the "offered securities") may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the offered securities to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of such offered securities for whom they may act as agents. The Selling Holders and any underwriters, broker/dealers or agents that participate in the distribution of offered securities may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such securities by them and any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

   The offered securities may be sold by the Selling Holders from time to time, in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Holders. The sale of the offered securities may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the offered securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the offered securities is made, if required, a prospectus supplement will be distributed which will set forth the names of the Selling Holders, the aggregate amount and type of offered securities being offered, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

   To comply with the securities laws of certain jurisdictions, if applicable, the offered securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the offered securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

   Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the offered securities may be limited in its ability to engage in market activities with respect to such securities. In addition and without limiting the foregoing, each Selling Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the offered securities by the Selling Holders. All of the foregoing may affect the marketability of the offered securities.

   Pursuant to the registration rights agreement, all expenses of the registration of the offered securities will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws. The Selling Holders will pay any underwriting discounts and selling commissions. The Selling Holders will be indemnified by us and the trust, jointly and severally, against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We and the trust will be indemnified by the Selling Holders severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

   Pursuant to the registration rights agreement, we are required to use our best efforts to keep the registration statement continuously effective for a period of two years from its effective date or such shorter period that will terminate upon the earlier of the date on which the offered securities shall have been sold pursuant to the Registration Statement or the date on which the offered Securities are permitted to be freely sold or distributed to the public pursuant to any exemption from the registration requirements of the Securities Act (including in reliance on Rule 144(k) but excluding in reliance on Rule 144A under the Securities Act). Notwithstanding these obligations, we may, under certain circumstances, postpone or suspend the filing or the effectiveness of the registration statement (or any amendments or supplements thereto) or the sale of offered securities under the registration statement.

   The selling stockholder acquired his shares of common stock in private placement transactions. As part of these transactions, we entered into agreements that granted the selling stockholder rights to include resales of his shares in this prospectus. These agreements provide for cross-indemnification provisions similar to those in the registration rights agreement discussed above. The selling stockholder may distribute his shares in the same manner as the shares of common stock underlying the preferred securities may be distributed.

                                 LEGAL MATTERS

   Certain matters of Delaware law relating to the validity of the preferred securities will be passed upon for the trust by Morris, Nichols, Arsht & Tunnell, Wilmington, Delaware, special Delaware counsel to the trust and Hanover. The validity of the debentures and the guarantee will be passed upon by Latham & Watkins, Chicago, Illinois. Certain matters relating to United States federal income tax considerations will be passed upon for Hanover by Latham & Watkins, Chicago, Illinois.

                                    EXPERTS

   The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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